Exhibit 99.2

FIRST MAJESTIC
SILVER CORP.

2019 Management Information Circular

Containing information as of April 1, 2019, unless otherwise specified

Notice of Annual General Meeting
of Shareholders – May 23, 2019

FROM THE CHAIRMAN Douglas Penrose, B.Comm, CPA, CA Chairman

TO OUR SHAREHOLDERS:

You are invited to attend the annual general and special meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Vancouver time) on Thursday, May 23, 2019 at the Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia.

The business to be considered at the annual general and special meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Your vote is important. We encourage you to participate in this process by voting your shares, and, if possible, by attending the annual general and special meeting where you can consider and vote on a number of important matters.

Thank you for your support as shareholders and I look forward to seeing you at the Meeting.

Douglas Penrose, B.Comm, CPA, CA

Chairman

FROM THE PRESIDENT AND CEO Keith Neumeyer President and CEO

TO OUR SHAREHOLDERS:

A long-term focus on growth and profitability

This year’s theme of continuing growth in challenging markets has been our focus over the past years, and it remained the same in 2018. As a result of our continued successes in acquisitions, 2018 represented another record year of production. Our focus for the business continues on growth and profitability and stabilizing our performance amidst volatility and changing market dynamics.

Consistent with previous years, we’ve sustained our significant investments in technology, innovation, plant improvements and exploration. These efforts continue uninterrupted into 2019.

Our major milestone in 2018 was the acquisition of Primero Mining, bringing us the exceptional and famous San Dimas mine. This acquisition approximately doubled the size of First Majestic and gave the Company a world-class asset with long life and potential expandability over time. The San Dimas acquisition represents the largest acquisition in First Majestic’s history to date.

In essence, we are working to transform First Majestic into a highly efficient, highly profitable senior mining company while maintaining our status as the world’s purest senior silver producer. Key elements of this plan are technology to reduce costs and improve efficiencies, organic growth through exploration and recruiting senior industry talent to remain focused on these goals.

Through our innovative efforts and multi-year emphasis on the adoption of technology, we can now measure nearly every aspect of our operations. As a result of this oversight, we continue to adopt more advanced tracking measures and cost-cutting programs despite pressures on energy and staffing costs.

Management of First Majestic is very proud of its past two successful acquisitions which now provide 70% of our total metal production. The San Dimas and Santa Elena mines are the cornerstone assets of our Company and are expected to be the engines driving First Majestic forward in the years to come.

In closing, I must note the amazing resilience, hard work and initiative that our First Majestic Family has shown during this persistent difficult market. Not only are we surviving, we are growing, improving and laying crucial groundwork for a bright future ahead. I am most grateful to everyone for their hard work and faith in the Company’s vision.

Keith Neumeyer

President and CEO

APPENDIX “A” BOARD OF DIRECTORS MANDATE	A-1

APPENDIX “B” LONG TERM INCENTIVE PLAN	B-2

APPENDIX “C” ADVANCE NOTICE POLICY	C-1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:

Thursday,

May 23, 2019

Time:

10:00 a.m.

(Vancouver time)

Place:

The Sutton Place Hotel,

845 Burrard Street,

Vancouver, British Columbia,

V6Z 2K6

Record Date:

April 1, 2019

At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2018, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.  To set the number of directors of the Company at five.

2.  To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.

4.  To consider, and if deemed appropriate, approve by ordinary resolution the adoption of the Long Term Incentive Plan of the Company, as more particularly described in the accompanying Information Circular.

5.  To consider, and if deemed appropriate, to approve by ordinary resolution, the ratification and approval of the amendments to the Advance Notice Policy previously adopted by the Board of the Company, as more particularly set out in the accompanying Information Circular.

6.  To consider, and if deemed appropriate, to pass, with or without variation, a special resolution to alter the Company’s Articles to increase the quorum for a meeting of shareholders to two persons present or represented by proxy representing not less than 25% of the outstanding common shares, as more particularly set out in the accompanying Information Circular.

7.  To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

8.  To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 1, 2019. Only registered shareholders at the close of business on April 1, 2019 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 21, 2019 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2018 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 16th day of April, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

OF FIRST MAJESTIC SILVER CORP.

Keith Neumeyer

President and Chief Executive Officer

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the “Information Circular”). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General and Special Meeting Details

Date Thursday, May 23, 2019	Location The Sutton Place Hotel 845 Burrard Street Vancouver, BC V6Z 2K6	Time 10:00 a.m. (Vancouver time)

Shareholder Voting Matters

Matter to be Voted on	Management’s Recommendation	Reference Page
Election of Directors	For each nominee	Page 7
Appointment and Remuneration of Auditors	For	Page 15
Approval of the Long Term Incentive Plan	For	Page 15
Ratification and approval of the Amendments to the Advance Notice Policy	For	Page 26
Approval of the Amendment to the Articles to Increase Quorum Requirement	For	Page 27
Advisory Vote on Executive Compensation	For	Page 28

Director Nominees

Shareholders will be asked to elect five directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 8 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Corporate Governance	Compensation and Nominating
Keith Neumeyer	President and Chief Executive Officer of the Company	1998	No
Douglas Penrose	Retired	2006	Yes	Chair		●
Marjorie Co	Business Development Professional/Lawyer	2017	Yes		●	●
Robert A. McCallum	Retired	2005	Yes	●	●	Chair
David Shaw	Mining Investment Consultant	2005	Yes	●	Chair

2019 Management Information Circular    1

PART ONE VOTING INFORMATION

2    First Majestic Silver Corp.

Part One

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the “Company”). The accompanying form of proxy (the “Proxy”) is for use at the Annual General and Special Meeting of shareholders of the Company (the “Meeting”) to be held on May 23, 2019 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless otherwise indicated, all references in this Information Circular to “$” refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.733, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

This Information Circular is dated April 16, 2019. Unless otherwise stated, information in this Information Circular is as of April 1, 2018.

Notice and Access Process

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting, this Information Circular, financial statements and management’s discussion and analysis for the year ended December 31, 2018 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 9, 2019 in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares that are registered directly in their names. Registered shareholders may vote by attending the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to vote in person at the Meeting do not need to complete and deposit the form of proxy (the “Proxy”) and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate

2019 Management Information Circular    3

Part One

proxyholder in the blank space provided in the Proxy. Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees in accordance with the instructions of registered shareholders contained in the Proxy. If there are no instructions, those common shares will be voted “for” each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on May 21, 2019 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c) attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Non-Registered Holders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSP’s, RRIF’s, RESP’s or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may vote in person or through a proxyholder at the Meeting or through intermediaries using the voting instruction form (or other form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other form) for further details and instructions.

If a non-registered shareholder wishes to vote in person or through a proxyholder at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

4    First Majestic Silver Corp.

Part One

(b) unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver, British Columbia time) on May 21, 2019 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company’s Corporate Secretary to discuss whether this is possible and what procedures must be followed.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of NI 54-101, the Company is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”).

The Company is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Notice and Access notification to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 1, 2019 there were 199,414,637 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 1, 2019 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a Proxy or, non-registered shareholders who have delivered, a voting instruction form, in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, the following person is the only person which beneficially owns or exercises control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Wheaton Precious Metals Corp.	20,914,590	10.5%

2019 Management Information Circular    5

PART TWO BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the Company’s audited consolidated financial statements for the year ended December 31, 2018, together with the auditor’s report thereon.

2.	Setting the number of directors at five.

3.	Electing the directors who will serve until the next annual general meeting of shareholders.

4.	Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors to set their remuneration.

5.	Considering, and if deemed appropriate, approving by ordinary resolution the adoption of the Long Term Incentive Plan of the Company, as more particularly described herein.

6.

Considering, and if deemed appropriate, approving by ordinary resolution the ratification and approval of the amendment to the Advance Notice Policy adopted by the Board of the Company, as more particularly set in the section of the Information Circular entitled “Ratification and Approval of Advance Notice Policy”.

7.

Considering, and if deemed appropriate, approving by special resolution the alteration to the Company’s Articles to increase the quorum for a meeting of shareholders to two persons present or represented by proxy representing not less than 25% of the outstanding common shares, as more particularly set in the section of the Information Circular entitled “Approval of Amendment to Articles to Increase Quorum Requirements”.

8.	Voting on an advisory resolution with respect to the Company’s approach to executive compensation.

9.	Transacting any such other business as may properly be brought before the Meeting.

6    First Majestic Silver Corp.

Part Two

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2018, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2018 Annual Report and are available at www.firstmajestic.com/s/AGM.asp or under the Company’s profile at www.sedar.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-866-529-2807.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in “Nominees for Election of Directors” for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the Company’s next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder’s shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On April 11, 2013, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on May 20, 2016 and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Compensation and Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Compensation and Nominating Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Compensation and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Compensation and Nominating Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Compensation and Nominating Committee at which the resignation is considered.

Pursuant to the advance notice policy (the “Advanced Notice Policy”) adopted by the Board of Directors on April 11, 2013, as amended on March 14, 2017 and May 7, 2018, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 18, 2019. No such nominations have been received by the Company as of the date hereof.

Director Tenure Policy

On March 6, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the “Director Tenure Policy”). The Director Tenure Policy was amended on December 3, 2015. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

•	For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or

•	For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

2019 Management Information Circular    7

Part Two

The Board may, on recommendation from the Compensation and Nominating Committee extend the term of a non-management director who joined the Board on or after January 1, 2015 for a subsequent five year period.

Nominees for Election as Directors

The tables below set out the names of each of management’s nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 1, 2019, and as at December 31, 2018 and 2017. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of shareholders held on May 24, 2018.

8    First Majestic Silver Corp.

Part Two

KEITH NEUMEYER Zug, Switzerland Age: 59 Director since December 1998 Not Independent Principal Occupation: President and Chief Executive Officer of the Company since November 2001

Mr. Neumeyer has worked in the investment community for over 35 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange (“TSX”) and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Primary Skills and Expertise		2018 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Risk Management Human Resources Government and Community Relations

TD Securities Mining Conference

BMO Capital Markets Global Metals & Mining Conference

Prospectors & Developers Association of Canada (PDAC) Conference

Investment U Conference

European Gold Forum

BAML Global Metals, Mining and Steel Conference

Sprott Natural Resources Symposium

Denver Gold Forum

International Precious Metals & Commodities Show

Zurich Precious Metals Summit

Cambridge Silver & Gold Summit

Multiple site visits to the Company’s mines

Voting Results of 2018 Annual General Meeting
For	Withheld
98.39%	1.61%

Board and Committee Membership and Attendance
Board	13 / 13 100%

Other Reporting Issuer Directorships
First Mining Gold Corp. (Chairman)

Options and Common Shares (Held as at April 1, 2019)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines

2019	1,350,000	3,359,500	$22,506,293	Yes

Options and Common Shares (Held as at December 31)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(2)(3)	Meets Ownership Guidelines

2018	1,340,000	3,355,250	$20,834,136	Yes
2017	1,190,000	3,222,000	$23,863,229	Yes

(1)	The value of the common shares at April 1, 2019 is based on the closing price on the TSX as of April 1, 2019 of C$8.41 converted to $6.31 using the April 1, 2019 exchange rate of $0.75.
(2)	The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.
(3)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.

2019 Management Information Circular    9

Part Two

DOUGLAS PENROSE, B. Comm., CPA, CA Summerland, British Columbia, Canada Age: 71 Director since September 2006 Chairman of the Board since January 1, 2012 Independent Principal Occupation: Retired

Mr. Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. Mr. Penrose brings over 20 years of experience in leadership positions in accounting and corporate finance. Mr. Penrose was formerly the Vice President of Finance and Corporate Services for the British Columbia Lottery Corporation.

Primary Skills and Expertise		2018 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources and Information Technology		Site visits to the Company’s mines
Voting Results of 2018 Annual General Meeting
For	Withheld
97.90%	2.10%

Board and Committee Membership and Attendance
Board	13 / 13 100%
Audit Committee (Chair)	8 / 8 100%
Corporate Governance Committee	0 / 0 N/A
Compensation and Nominating Committee	1 / 1 100%

Other Reporting Issuer Directorships
None

Options and Common Shares (Held as at April 1, 2019)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines

2018	204,829	60,000	$658,787	Yes

Options and Common Shares (Held as at December 31)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(2)(3)	Meets Ownership Guidelines

2018	205,132	60,000	$587,286	Yes
2017	176,160	60,000	$704,653	Yes

(1)	The value of the common shares at April 1, 2019 is based on the closing price on the TSX as of April 1, 2019 of C$8.41 converted to $6.31 using the April 1, 2019 exchange rate of $0.75.
(2)	The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.
(3)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.

10    First Majestic Silver Corp.

Part Two

MARJORIE CO, BSc, LLB, MBA Vancouver, BC Age: 50 Director since March 2017 Independent Principal Occupation: Business Development Professional/Lawyer

Ms. Co brings over 20 years of legal, business and corporate development experience. She currently provides business development and legal advice for technology-focused organizations and start-up companies. Her previous roles have included being the Director of Strategic Relations at Westport Innovations and Chief Development Officer at The Proof Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Primary Skills and Expertise		2018 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources

Issues and Shareholders’ Remedies in Closely-Held Corporations
Pitfalls of Misclassifying Independent Contractors/Consultants
International Mining Investment Conference
Advanced Legal Education Seminar
Tax and Securities Law Considerations for Executive and Employee Compensation
Managing Employee Absenteeism
The USMCA-NAFTA 2.0 What is in it for Canada?
Ethics in Action
Trusts in the Corporate World: Tales, Traps and Tips
The Year in Review: Recent Judicial Decisions in Commercial Law
360* Introduction to the Mining Industry
Mining Explained
Site visits to the Company’s mines

Voting Results of 2018 Annual General Meeting
For	Withheld
98.04%	1.96%

Board and Committee Membership and Attendance
Board	13 / 13 100%
Audit	4 / 4 100%
Compensation and Nominating	2 / 2 100%

Other Reporting Issuer Directorships
None

Options and Common Shares (Held as at April 1, 2019)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines

2019	82,264	13,215	$88,728	No(4)

Options and Common Shares (Held as at December 31)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(2)(3)	Meets Ownership Guidelines

2018	50,969	13,215	$77,686	No(4)
2017	21,997	4,938	$33,378	No(4)

(1)	The value of the common shares at April 1, 2019 is based on the closing price on the TSX as of April 1, 2019 of C$8.41 converted to $6.31 using the April 1, 2019 exchange rate of $0.75.
(2)	The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.
(3)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.
(4)	Ms. Co has five years to comply with the share ownership guidelines.

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Part Two

ROBERT A. McCALLUM, B.Sc., P.Eng North Vancouver, British Columbia, Canada Age: 82 Director since December 2005 Independent Principal Occupation: Retired	Mr. McCallum, now retired, was most recently the president of Kensington Resources Ltd. (“Kensington”), a Canadian public mining company, prior to its merger with Shore Gold Inc. (SGF:TSX) (“Shore Gold”). During Mr. McCallum’s tenure at Kensington, he advanced Kensington from a junior exploration company to an advanced-stage development company, increasing the company’s profile and eventually orchestrating a merger with Shore Gold. Mr. McCallum graduated in 1959 from the University of Witwatersrand, South Africa, with a Bachelor of Engineering (Mining) followed in 1971 by a PMD (Program for Management Development) at Harvard Graduate School of Business, Boston, Massachusetts. He has a wealth of experience in mining having worked with DeBeers Consolidated Mines and Anglo American Corp Ltd. in South Africa followed by Denison Mines Limited, Cyprus Anvil Mining Corp. and Potash Corporation of Saskatchewan in Canada and Philex Mining in the Philippines.

Primary Skills and Expertise		2018 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Risk Management Human Resources Government and Community Relations

International Mining Investment Conference
Deloitte – Tracking the Trends of 2018. The Top 10 Issues shaping mining in the Year Ahead.
Deloitte’s Director’s Alert
Deloitte Norcat Report
Deloitte – Overseeing the External Auditor. A Guide to Performing a Periodic Comprehensive Review
Site visits to the Company’s mines

Voting Results of 2018 Annual General Meeting
For	Withheld
96.26%	3.74%

Board and Committee Membership and Attendance
Board	13 / 13 100%
Audit Committee	8 / 8 100%
Corporate Governance Committee	2 / 2 100%
Compensation and Nominating Committee	2 / 2 100%

Other Reporting Issuer Directorships
None

Options and Common Shares (Held as at April 1, 2019)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines

2019	117,613	32,816	$288,269	Yes

Options and Common Shares (Held as at December 31)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(2)(3)	Meets Ownership Guidelines

2018	117,132	30,000	$295,071	Yes
2017	98,160	42,000	$462,717	Yes

(1)	The value of the common shares at April 1, 2019 is based on the closing price on the TSX as of April 1, 2019 of C$8.41 converted to $6.31 using the April 1, 2019 exchange rate of $0.75.
(2)	The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.
(3)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.

12    First Majestic Silver Corp.

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DAVID SHAW, Ph.D. Vancouver, British Columbia Canada Age: 67 Director since January 2005 Independent Principal Occupation: Mining Investment Consultant

Since completing his doctorate over 35 years ago, Mr. Shaw has worked both in the technical and financial communities within the resource industry. Seven years were spent with Chevron Resources (“Chevron”) in Calgary and Vancouver, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, he initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout Mr. Shaw’s career, he has built strong relationships with European financial institutions and the global mining community.

Primary Skills and Expertise		2018 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Human Resources Government and Community Relations		Prospectors & Developers Association of Canada (PDAC) Conference Cambridge Silver & Gold Summit International Precious Metals & Commodities ShowSite visits to the Company’s mines
Voting Results of 2018 Annual General Meeting
For	Withheld
92.81%	7.19%

Board and Committee Membership and Attendance
Board	13 / 13 100%
Corporate Governance Committee (Chair)	2 / 2 100%
Compensation and Nominating Committee	1 / 1 N/A

Other Reporting Issuer Directorships
First Mining Gold Corp. Great Quest Fertilizer Ltd. Medallion Resources Ltd. Cerro de Pasco Resources Inc.

Options and Common Shares (Held as at April 1, 2019)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(1)	Meets Ownership Guidelines

2019	204,829	50,000	$595,729	Yes

Options and Common Shares (Held as at December 31)

Year	Options	Common Shares	Total Value of Common Shares and in-the-money Options(2)(3)	Meets Ownership Guidelines

2018	205,132	50,000	$528,499	Yes
2017	176,160	70,000	$772,247	Yes

(1)	The value of the common shares at April 1, 2019 is based on the closing price on the TSX as of April 1, 2019 of C$8.41 converted to $6.31 using the April 1, 2019 exchange rate of $0.75.
(2)	The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.
(3)	The value at December 31, 2017 is based on the closing price on the TSX as of December 31, 2017 of C$8.48 converted to $6.76 at year end exchange rate of $0.7971.

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Part Two

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 1, 2019.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under “Statement of Corporate Governance Practices – Assessments”, the Board of Directors has adopted an annual formal assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

	Keith Neumeyer	Marjorie Co	Robert McCallum	Douglas Penrose	David Shaw

Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.

	✓	✓	✓	✓	✓

International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.

	✓	✓	✓	✓	✓
Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	✓	✓	✓	✓	✓
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	✓	✓	✓	✓	✓

Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.

	✓		✓

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Part Two

	Keith Neumeyer	Marjorie Co	Robert McCallum	Douglas Penrose	David Shaw
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	✓	✓	✓	✓	✓

Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.

		✓	✓	✓
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.	✓	✓	✓	✓

Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.

	✓	✓	✓	✓	✓
Information Technology - Experience developing and implementing leading information technology practices at a major organization.	✓			✓

Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.

	✓		✓		✓
Environment and Sustainability - Experience with and an understanding of environmental, health and safety issues and sustainable development practices in the mining industry.			✓

Appointment of Auditors

The auditors for the Company are Deloitte LLP, Independent Registered Public Accounting Firm, of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Deloitte LLP was first appointed as auditors for the Company on December 14, 2004.

Approval of Long Term Incentive Plan

The Board of Directors is seeking shareholder approval for the adoption of a new long term incentive plan (the “2019 LTIP”), subject to regulatory approval, and as more particularly described below to replace the Company’s current stock option plan (the “2017 Stock Option Plan”) which was last approved by shareholders on May 25, 2017. There are currently 10,126,998 stock options outstanding, including 9,927,585, stock options granted under the 2017 Stock Option Plan and 199,413 options outstanding under the stock option plan of Primero Mining Corp. dated May 4, 2016, representing approximately 5.1% of the current outstanding common shares of the Company. The Board of Directors has deemed it appropriate to replace the 2017 Stock Option Plan with the 2019 LTIP to reflect TSX best practices and to allow for the grant of other types of equity incentive award. The Company is therefore seeking approval from the shareholders at the Meeting for the adoption of the 2019 LTIP. If the 2019 LTIP is approved, all prior options granted under the 2017 Stock Option Plan will continue to be governed by the terms of the 2017 Stock Option Plan, however, all incentive awards granted thereafter will be governed by the 2019 LTIP. If the 2019 LTIP is approved, an additional 5,826,172 common shares of the Company will be available for issue upon the exercise, redemption or settlement for all awards granted under the 2019 Plan, which, when combined with common shares available for issue upon the exercise of the outstanding options, represents

2019 Management Information Circular    15

Part Two

8% of the current outstanding common shares of the Company. The full text of the 2019 LTIP is attached as Appendix “B” to this Information Circular. Capitalized words used in this summary and not otherwise defined have the meaning ascribed to them in the 2019 LTIP.

The Board of Directors is of the view that the 2019 LTIP is required in order to provide additional incentive to the directors, officers, employees, management and others who provide service to the Company to act in the best interests of the Company. If the 2019 LTIP is not approved at the Meeting, previously granted options granted under the 2017 Stock Option Plan will be unaffected, and the 2017 Stock Option Plan will remain in force and effect until May 25, 2020.

The material terms of the 2019 LTIP are set out below.

•

Maximum Number of Shares Issuable – The maximum number of shares issuable under the 2019 LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, shall not in the aggregate exceed 8% of the issued and outstanding shares of the Company (calculated as at the grant date of such Awards), provided that the maximum number of Share Units (which includes Restricted Share Units, Performance Share Units and Deferred Share Units) will not exceed 1.0% of the issued and outstanding shares of the Company (calculated as at the grant date of such Awards).

•	Types of Awards – Pursuant to the 2019 LTIP, the Company may issue Options, Restricted Share Units, Performance Share Units and Deferred Share Units.

•	Plan Limits – When combined with all of the Company’s other security-based compensation arrangements, the 2019 LTIP shall not result in:

•	the number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

•	the number of Shares issued to Insiders within a one-year period exceeding 8% of the issued and outstanding Shares; or

•	the number of Shares issuable to Insiders at any time exceeding 8% of the issued and outstanding Shares.

The 2019 LTIP shall not result in:

•	the number of Shares issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time; or

•

the number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

•

Stock Option Terms and Exercise Price – The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Shares on the grant date.

•

Term – Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the 2019 LTIP. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

•

Vesting Schedule – Options vest and become exercisable in 25% increments on each of the 12 month, 18 month, 24 month and 30 month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Corporation which have an initial expiry date which is more than five years after the Award Date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Award Date.

•

Exercise of Option – A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

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Part Two

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the 2019 LTIP. A summary of these provisions for Directors and Employees in contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11 of the 2019 LTIP.	Options expire in accordance with Section 11 of the 2019 LTIP.

Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) one year from the date of retirement.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) the 60th day following the date the Participant ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Unvested Options will automatically vest in full as of the date of death or disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11 of the 2019 LTIP.	Options expire in accordance with Section 11 of the 2019 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.

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Part Two

Reason for Termination	Vesting	Expiry of Option

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) the 180th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11 of the 2019 LTIP.	Options expire in accordance with Section 11 of the 2019 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the 2019 LTIP and (ii) the 60th day following the date the Participant ceases to be a Consultant

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

Restricted Share Units and Performance Share Units

•

Terms – Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the 2019 LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s account) are determined by the Board at the time of the grant.

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Part Two

•

Vesting – Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

•

Settlement – On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

•

Dividend Equivalents – As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the 2019 LTIP respectively. A summary of these provisions for Directors and Employees in contained in the table below:

(a) Restricted Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Restricted Share Units that were not vested on or before the date of death or disability will in all respects terminate as of the date of death or disability.

Change in Control	Restricted Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

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Part Two

(b) Restricted Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or disability will vest and be settled as of the date of death or disability, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or disability.

Change in Control	Restricted Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units – If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

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Part Two

(d) Performance Share Units – If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Performance Share Units that were not vested on or before the date of death or disability will in all respects terminate as of the date of death or disability.

Change in Control	Performance Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units – If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Performance Share Units that were not vested on or before the date of death or disability will vest and be settled as of the date of death or disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or disability, based on the Participant’s performance for the applicable performance period(s) up to the date of death or disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or disability.

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Part Two

Reason for Termination	Treatment of Performance Share Units

Change in Control	Performance Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units – If the Participant is a Consultant

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death.

Change in Control	Performance Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

Deferred Share Units

•

Terms – A Deferred Share Unit is a notional security that entitles the recipient to receive cash or Shares upon termination of the holder from all positions with the Company The terms applicable to Deferred Share Units under the 2019 LTIP (including whether dividend equivalents will be credited to a Participant’s DSU Account) are determined by the Board at the time of the grant.

Under the 2019 LTIP, the Board may grant discretionary Deferred Share Units and mandatory or elective Deferred Share Units that are granted as a component of a non-executive director’s annual retainer or an officer or employee’s annual incentive.

•

Vesting – Unless otherwise provided, mandatory or elective Deferred Share Units vest immediately and the Board determines the vesting schedule for discretionary Deferred Share Units at the time of grant.

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•

Settlement – Deferred Share Units may only be settled after the DSU Separation Date. At the grant date, the Board shall stipulate whether the Deferred Share Units are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the Deferred Share Units in the Participant’s DSU Account.

•

Credit to Account – As dividends are declared, additional Deferred Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

•

Circumstances Causing Cessation of Entitlement – If a Participant ceases to be a Director, Employee or Consultant of the Company, the Deferred Share Units will be treated in accordance with Section 8.6 of the 2019 LTIP. A summary of these provisions for Directors and Employees is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Treatment of Deferred Share Units

Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Deferred Share Units that were not vested on or before the date of death or disability will in all respects terminate as of the date of death or disability.

Change in Control	Deferred Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to be Employed for Employee Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) If Participant is a Director

Reason for Termination	Treatment of Deferred Share Units

Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Deferred Share Units that were not vested on or before the date of death or disability will vest and be settled as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date of death or disability.

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Part Two

Reason for Termination	Treatment of Deferred Share Units

Change in Control	Deferred Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Ceasing to Hold Office for Director Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Deferred Share Units

Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 11 of the 2019 LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units.

General

•

Clawback Policy – Awards granted under the 2019 LTIP may be subject to forfeiture in certain instances under the Company’s Code of Ethical Conduct. See “Executive Compensation—Incentive Compensation Clawback Policy”.

•	Assignment – Awards under the 2019 LTIP are non-assignable and non-transferable other than to a Participant’s Personal Representatives.

•

Amendments Not Requiring Shareholder Approval – The Board may amend the 2019 LTIP or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the 2019 LTIP or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Awards;

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(b)	a change to the termination provisions of the 2019 LTIP or any Award which does not entail an extension beyond the original expiry date;

(c)	amending or modifying the mechanics of exercise or settlement of Awards;

(d)	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e)	effecting amendments respecting the administration of the 2019 LTIP;

(f)	effecting amendments necessary to suspend or terminate the 2019 LTIP;

(g)

amending the change of control provisions of the 2019 LTIP, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control;

(h)

any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

•	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)

any increase in the number of shares issuable under the 2019 LTIP or the percentage limit set out in Section 4.1 of the 2019 LTIP, except such increases by operation of Sections 4.1 or 10 of the 2019 LTIP;

(b)	with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c)

any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

(d)	any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e)	any amendment to the insider participation limits or non-executive director limits under the 2019 LTIP or any amendment to the amendment sections of the 2019 LTIP; and

(f)	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

•	Financial Assistance – The 2019 LTIP provides that the Company may not offer financial assistance in respect of the exercise of any Award.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the adoption of the 2019 LTIP Plan in the following form:

“BE IT RESOLVED as an ordinary resolution that:

1.

the Company’s proposed long term incentive plan (the “2019 LTIP”), as described in the Information Circular dated April 16, 2019, including reserving for issuance under the 2019 LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, at any time a maximum of 8% of the issued and outstanding common shares of the Company for issuance from time to time pursuant to the exercise or settlement of awards thereunder (of which no more than 1.0% of the issued and outstanding common shares of the Company may be issuable pursuant to Share Units as described in the Information Circular) is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant awards under the 2019 LTIP until May 23, 2022, being the date that is three years from the date hereof; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution.”

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Part Two

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the 2019 LTIP is not approved at the Meeting, previously granted options granted under the 2017 Stock Option Plan will be unaffected and the 2017 Stock Option Plan will remain in force and effect until May 25, 2020.

The Board of Directors recommends that shareholders vote FOR this resolution.

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares represented by the Proxy in accordance with their best judgment.

Ratification and Approval of Amendments to Advance Notice Policy

In 2013, the Board adopted, and the shareholders ratified, the Company’s advance notice policy (as amended in the 2017, the “Advance Notice Policy”). In 2018, the Board approved amendments to the Advance Notice Policy (the “Amendments”). A copy of the Advance Notice Policy is attached as Appendix “C” to this Circular (marked to show the Amendments.

Under the Advance Notice Policy, the Board may require a proposed nominee to provide such information as the Board may reasonably require to determine eligibility or that could be material to a reasonable shareholder’s understanding of the independence of the proposed nominee. The Amendments provide that the board may only require a proposed nominee to provide such information as may be required by law or stock exchange rules to determine eligibility.

Under the Advance Notice Policy, in the event of an adjournment or postponement of a shareholder meeting the deadline for the date on which a shareholder may propose a new nominee is not extended. Under the Amendments, the nomination deadline will automatically extend on any adjournment or postponement of a shareholder meeting.

The Board made the Amendments to comply with recent trends in advance notice policies.

Shareholders are directed to review the complete terms and conditions of the Advance Notice Policy attached to this Circular as Appendix “A”. In order for the Amendments to remain in effect following the Meeting, the Amendments must be ratified and approved by the shareholders at the Meeting. If the amendments are not ratified and approved, then the Advance Notice Policy shall continue in full force and effect unamended.

Accordingly, at the Meeting, the shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, an ordinary resolution as follows:

“IT IS RESOLVED, as an ordinary resolution that:

(a)

the amendments to the Company’s Advance Notice Policy be and are hereby ratified and approved and the Company’s Advance Notice Policy, as amended, a copy of which is attached as Appendix “C” to the information circular of the Company dated April 16, 2019, be and is hereby ratified and approved;

(b)

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Under the Articles of the Company and the BCBCA, the ordinary resolution to ratify and approve the Advance Notice Policy must be approved by at least a simple majority of 50% plus one vote of the votes cast on such resolution by the shareholders present in person or by proxy at the Meeting.

The Board has determined that the Amendments are in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favour of the resolution ratifying and approving the

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Amendments. In the absence of contrary directions, the management designees of the Company intend to vote proxies in the accompanying form of proxy in favour of the ordinary resolution ratifying and approving the Amendments.

Approval of Amendment to Articles to Increase Quorum Requirements

The Company’s Articles currently prescribe the quorum for meetings of shareholders as two persons present or represented by proxy representing not less than 5% of the issued shares entitled to be voted at a meeting of shareholders. The Board believes that an increase to the quorum requirements for Shareholder meetings is in the best interests of the Company as it is consistent with corporate governance best practices which call for larger number of shareholders being represented at shareholder meetings. In order to reflect these best practices, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, approve a resolution to amend section 11.3 of the Articles to increase the quorum requirement for shareholder meetings to two persons present or represented by proxy representing not less than 25% of the issued shares entitled to be voted at a meeting of Shareholders. Accordingly, following Shareholder approval, section 11.3 of the Articles will read as follows:

“Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to vote at the meeting.”

The Board believes that this higher quorum threshold is set at a level high enough to ensure that a broad range of shareholders are represented in person or by proxy, but low enough that the Company may still transact its necessary business.

Accordingly, at the Meeting, the shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, a special resolution as follows:

“IT IS RESOLVED, as a special resolution that:

(a)

the alteration to the Company’s existing Articles to amend section 11.3 of the Articles to increase the quorum requirement for the Company’s shareholder meetings to two persons present or represented by proxy representing not less than 25% of the Company’s issued shares, all as fully described in the Company’s Management Information Circular dated April 16, 2019, be and is hereby authorized and approved;

(b)

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Under the Articles of the Company and the BCBCA, the resolution to approve the amendment to the Articles of the Company must be approved by at least 66 2/3% of the votes cast on such resolution by the shareholders present in person or by proxy at the Meeting.

The Board has determined that the approval of the amendment to the quorum provision is in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favour of the resolution approving the amendment to the quorum provision. In the absence of contrary directions, the management designees of the Company intend to vote proxies in the accompanying form of proxy in favour of the special resolution approving the amendment to the quorum provision.

A copy of the existing version of the Articles is available under the Company’s profile on SEDAR at www.sedar.com (filing date February 2, 2009). A copy of the full text of the amended Articles will be SEDAR and filed following successful approval by the shareholders.

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Part Two

Advisory Vote on Executive Compensation

On March 6, 2014, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as “Say-on-Pay” (the “Say-on-Pay Policy”). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company’s compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular for this meeting”

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. A summary of the significant comments relating to compensation from shareholders will be included in the Company’s management information circular for the subsequent year and an explanation as to any changes to be made to compensation plans or why no changes are contemplated will be disclosed.

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PART THREE STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the “Board Mandate”) provided in Appendix “A” hereto clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 – Disclosure of Corporate Governance Practices, as set out in Form 58-101F1 – Corporate Governance Disclosure (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

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Part Three

Board of Directors

Independence of the Board

The Board nominees consists of five directors, of whom four (a majority) are independent. None of the four independent directors has any direct or indirect material relationship with the Company (other than as a holder of shares or options of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that director’s independent judgment. Marjorie Co, Robert McCallum, Douglas Penrose and David Shaw are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company. As an officer of the Company, Mr. Neumeyer is not an independent director.

Director Nominees	Independent	Non-Independent	Reason for Non-Independence
Keith Neumeyer		•	Chief Executive Officer
Marjorie Co	•
Robert A. McCallum	•
Douglas Penrose	•
David Shaw	•

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships
Keith Neumeyer	First Mining Gold Corp.	Chairman	Corporate Governance Committee Compensation and Nominating Committee
David Shaw	First Mining Gold Corp.	—	Corporate Governance Committee Compensation and Nominating Committee
	Great Quest Fertilizer Ltd.	—	Audit Committee
	Medallion Resources Ltd.	—	—
	Cerro de Pasco Resources Inc.	—	Corporate Governance Committee

Each of Keith Neumeyer and David Shaw is also a member of the board of directors of First Mining Gold Corp. (“FF”), a mineral exploration holding company listed on the Toronto Stock Exchange. This constitutes a “Board Interlock” for purposes of the Board Mandate. In addition, Messrs. Neumeyer and Shaw are both members of FF’s Corporate Governance Committee and Compensation and Nominating Committee. This constitutes a “Committee Interlock” for the purposes of the Board Mandate. The Board has determined that, in its judgment, this Board Interlock and this Committee Interlock do not adversely impact the independence of these directors or the ability of these directors to act in the best interests of the Company because, among other things, the Company owns a significant number of shares of FF and FF is focused on development and exploration properties, primarily in eastern Canada, while the Company is focused on development properties in Mexico. In the event of a conflict, each of the directors will be required to act in accordance with his obligations under the Code (as defined under the heading “Ethical Business Conduct”) and applicable corporate and securities law as described under “Ethical Business Conduct”.

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Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2018, the independent directors held four in-camera meetings (one at the end of each quarterly board meeting) and five in-camera meetings at the end of Audit Committee meetings.

Chairman

The Chairman of the Board, Douglas Penrose, is an independent director. The Chairman of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chairman of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Corporate Governance Committee with its annual review of the performance of directors and the Board as a whole.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2018, the Board held 13 meetings, the Audit Committee held eight meetings, the Compensation and Nominating Committee held two meetings and the Corporate Governance Committee held two meetings. The following table provides details regarding attendance of each director standing for re-election at the Meeting at the Board and committee meetings during the financial year ended December 31, 2018.

Director	Board of Directors	Audit Committee	Corporate Governance Committee	Compensation and Nominating Committee	Committees (Total)	Overall Attendance
Keith Neumeyer	13 / 13				—	13 / 13
	(100%)					(100%)
Marjorie Co(2)	13 /13	4 / 4	2 / 2	2 / 2	8 / 8	21 / 21
	(100%)				(100%)	(100%)
Robert McCallum	13 / 13	8 / 8	2 / 2	2 / 2(1)	12 / 12	25 / 25
	(100%)				(100%)	(100%)
Douglas Penrose(3)	13 / 13	8 / 8(1)	1 / 1	1 / 1	10 / 10	23 / 23
	(100%)				(100%)	(100%)
David Shaw(4)	13 / 13	4 / 4	2 / 2(1)	1 / 1	7 / 7	20 / 20
	(100%)				(100%)	(100%)

(1)	Indicates such director as the Chair of the committee.

(2)	Member of the Audit Committee until May 24, 2018 and appointed to the Compensation and Nominating Committee on May 24, 2018.

(3)	Member of the Corporate Governance Committee until May 24, 2018 and appointed to the Compensation and Nominating Committee on May 24, 2018.

(4)	Member of the Compensation and Nominating Committee until May 24, 2018 and appointed to the Audit Committee on May 24, 2018.

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Part Three

Board Mandate

The Board Mandate was implemented by the Board effective November 28, 2013 and amended on March 7, 2019 and is attached as Appendix “A” to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board. See “Board of Directors—Chairman” for a description of the Chairman of the Board’s role and responsibilities.

The Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The Chief Executive Officer develops strategic direction and initiatives to maximize shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The Chairman of the Audit Committee, Douglas Penrose is an independent director. The Chairman of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chairman of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings, chair Audit Committee meetings, report to the Board on the activities, findings and recommendations of the Audit Committee and ensure annual performance evaluation of the Audit Committee and Audit Committee members.

The Chairman of the Corporate Governance Committee, David Shaw, is an independent director. The Chairman of the Corporate Governance Committee provides leadership to enhance the effectiveness of the Corporate Governance Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance Committee, as outlined in the Corporate Governance Committee Mandate, are well understood by the members of the Corporate Governance Committee and executed as effectively as possible. The Chairman of the Corporate Governance Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance Committee meetings, chair Corporate Governance Committee meetings, report to the Board on the activities, findings and recommendations of the Corporate Governance Committee, ensure annual performance evaluation of the Corporate Governance Committee and investigate complaints received under the Company’s Whistleblower Policy (see “Whistleblower Policy” below).

The Chairman of the Compensation and Nominating Committee, Robert McCallum, is an independent director. The Chairman of the Compensation and Nominating Committee provides leadership to enhance the effectiveness of the Compensation and Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Compensation and Nominating Committee, as outlined in the Compensation and Nominating Committee Mandate, are well understood by the members of the Compensation and Nominating Committee and executed as effectively as possible. The Chairman of the Compensation and Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation and Nominating Committee meetings, chair Compensation and Nominating Committee meetings, report to the Board on the activities, findings and recommendations of the Compensation and Nominating Committee and ensure annual performance evaluation of the Compensation and Nominating Committee.

The Board of Directors has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company’s history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board of Directors seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

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Continuing education for all members of the Board is conducted primarily on an informal basis. As a part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one on one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets. In December 2018, the directors visited each of the La Encantada Silver Mine and the San Dimas Silver/Gold Mine.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the directors. Board members have full access to the Company’s records.

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Part Three

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2018:

Date and Place	Event	Directors Attending
January 2018 Toronto	TD Securities Mining Conference	Neumeyer
February 2018 Florida	BMO Capital Markets Global Metals & Mining Conference	Neumeyer
March 2018 Vancouver	Deloitte – Director’s Alert	McCallum
March 2018 Vancouver	Deloitte Norcat Report	McCallum
March 2018 Toronto	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer, Shaw
March 2018, Las Vegas, NV	Investment U Conference	Neumeyer
April 2017, Vancouver	Issues and Shareholders’ Remedies in Closely-Held Corporations	Co
May 2018, Vancouver	International Mining Investment Conference	McCallum
April 2018, Zurich	European Gold Forum	Neumeyer
May 2018, Vancouver	Pitfalls of Misclassifying Independent Contractors/Consultants	Co
May 2018, Miami, FL	BAML Global Metals, Mining & Steel Conference	Neumeyer
June 2018, Vancouver	Deloitte – Overseeing the External Auditor. A Guide to Performing a Periodic Comprehensive Review	McCallum
June 2018, Mexico	Visits to Santa Elena, La Encantada and San Dimas mines	Neumeyer
June 2018, Vancouver	Advanced Legal Education Seminar	Co
June 2018, Vancouver	Tax and Securities Law Considerations for Executive and Employee Compensation	Co
July 2018, Vancouver	Sprott Natural Resource Symposium	Neumeyer
September 2018, Vancouver	Managing Employee Absenteeism	Co
September 2018, Denver	Denver Gold Show	Neumeyer
October 2018, Vancouver	The USMCA-NAFTA 2.0 What is in it for Canada?	Co
November 2018, Vancouver	Ethics in Action	Co
November 2018, Vancouver	Trusts in the Corporate World: Tales, Traps and Tips	Co
November 2018, Vancouver	The Year in Review: Recent Judicial Decisions in Commercial Law	Co
November 2017, Munich	International Precious Metals & Commodities Show	Neumeyer, Shaw
November 2017, Zurich	Zurich Precious Metals Summit	Neumeyer
October 2018, San Francisco	Cambridge Silver & Gold Summit	Neumeyer, Shaw
November 2018, Mexico	Visits to La Encantada and San Dimas mines	Neumeyer, Co, Penrose, McCallum and Shaw
Self Study	360* Introduction to the Mining Industry	Co
Self Study	Mining Explained	Co

34    First Majestic Silver Corp.

Part Three

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code on an annual basis. Any non-compliance with the Code is required to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these interests to the Company’s Chief Executive Officer and the Corporate Governance Committee, who will assess whether there is a conflict of interest. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Diversity Policy

As an extension of the Code, in 2016 the Board adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the “Diversity Policy”). The Diversity Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity throughout the Company. To this end, the Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and appropriate attitudes, behaviours and stereotypes are confronted and eliminated. While the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

The Diversity Policy requires that each year the Company report on the proportion of female and minority personnel in senior executive positions and on the Board in the Company’s management information circular. As at December 31, 2018, (a) 20% of the Company’s personnel at the executive management level was female and 40% of such personnel identified themselves as part of a minority group and (b) 20% of the Company’s Board was female and 20% of Board members identified themselves as belonging to a minority group.

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Part Three

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the “Whistleblower Policy”) which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by this policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by this policy. Reporting can be made by web-based reporting or telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee the Chief Executive Officer and the Corporate Secretary who then investigates each matter so reported and takes corrective and / or disciplinary action, if appropriate.

Nomination of Directors

The Compensation and Nominating Committee currently consists of Robert McCallum, Douglas Penrose and Marjorie Co, all of whom are independent. The Compensation and Nominating Committee is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Compensation and Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an “evergreen” list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Compensation and Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The Committee may also engage a third party service firm to assist with recruitment of candidates for the Board. In accordance with the Diversity Policy, while the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

Compensation

The Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation and Nominating Committee have experience acting on board compensation committees and overseeing compensation and benefit programs. The Company’s Compensation and Nominating Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Company’s Stock Option Plan. The Board as a whole determines the stock option grants for each director.

The Company generally engages a third party compensation consultant to provide specific advice to it on executive and director compensation matters; however, for the year ended December 31, 2018, due to economic conditions, the Company did not engage a compensation consultant. The Company did not implement changes to the compensation arrangements for its officers or directors effective January 1, 2018

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Part Three

Corporate Governance Committee

The Corporate Governance Committee which consists of David Shaw, Robert McCallum and Marjorie Co, under the supervision of the Board, has overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the size, composition and profile of the Board.

•	Review at least annually the performance of the Board as a whole.

•

Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.

•	Evaluate the performance of the Chairman of the Board.

•	On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.

•	On an annual basis, review the indemnification polices of the Company, general liability insurance policy and directors’ and officers’ insurance policy.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation and Nominating Committee and Corporate Governance Committee.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with specific skill sets are identified. As discussed above under “Corporate Governance Committee”, the Corporate Governance Committee undertakes this assessment on behalf of the Board.

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. The Company’s management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to participate in a discussion regarding the Company’s financial and operational highlights and results. Investors may also contact the Company’s investor relations department by letter, e-mail or phone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance and Institutional Shareholder Services. Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chairman of the Board or the Company’s Corporate Secretary.

2019 Management Information Circular    37

PART FOUR DIRECTOR COMPENSATION

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Part Four

Compensation of Directors

The table below sets forth the details of compensation provided to the directors, other than the Named Executive Officers (as defined in Part Six of this Information Circular) who are also directors, during the Company’s most recently completed financial year. Other than compensation paid to the Named Executive Officers who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors or of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Name	Fees Earned(1) ($)	Share- based Awards ($)	Option- based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Marjorie Co	$134,345	N/A	$77,208	N/A	N/A	$1,544	$213,097
Robert McCallum	$155,347	Nil	$77,208	Nil	Nil	$1,544	$234,099
Douglas Penrose	$259,580	Nil	$77,208	Nil	Nil	$1,544	$338,332
David Shaw	$145,927	Nil	$77,208	Nil	Nil	$1,544	$224,679

(1)	All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the average exchange rate of C$1.00 equalling $0.7721.

(2)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.45, expected dividend yield: nil, average risk-free interest rate: 1.53%, expected life: 3.38 years and expected volatility: 52.0%. This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing option-based payments.

(3)	Represents an allowance in respect of miscellaneous out-of-pocket expenses incurred in acting as a director of the Company.

Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Stock Option Plan (as defined under the heading “Compensation Discussion & Analysis”). The Board of Directors as a whole determines the stock option grants for each director, after recommendation by the Compensation and Nominating Committee.

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Part Four

The following table shows a breakdown of the fees payable to non-management directors in each of 2017, 2018 and 2019 as set by the Board for service on the Board and/or a committee of the Board, as applicable:

Nature of Board Duty	2017(1)	2018(2)	2019(3)
Annual Retainer Fee for each Independent Member of the Board:
• for all Independent Directors	$111,720	$119,565	$120,945
• additional retainer for Chairman of the Board	$93,100	$99,638	$98,955
Additional Annual Retainer Fee for Chairman of the Audit Committee	$22,344	$23,913	$21,990
Additional Annual Retainer Fee for Chairman of the Compensation and Nominating Committee	$14,896	$15,942	$14,660
Additional Annual Retainer Fee for Chairman of the Corporate Governance Committee	$11,172	$11,957	$10,995
Fee for each Board meeting attended by an Independent Director	$894	$957	$880
Fee for each Audit Committee meeting attended by an Independent Director	$1,117	$1,196	$1,100
Fee for each Compensation and Nominating Committee meeting attended by an Independent Director	$894	$957	$880
Fee for each Corporate Governance Committee meeting attended by an Independent Director	$894	$957	$880
Credit for expenses incurred	$1,490	$1,594	$1,466
Credit for education expenses	$1,490	$1,594	$1,466

(1)

All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7448, being the noon exchange rate quoted by the Bank of Canada on December 31, 2016.

(2)

All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7971, being the exchange rate quoted by the Bank of Canada on December 31, 2017.

(3)

All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7330, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

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Part Four

Compensation of Directors – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the independent directors of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout of value vested share- based awards not paid out or distributed ($)
Marjorie Co	28,972	$6.60	2-Jan-23	Nil	Nil	Nil	Nil
Robert McCallum	28,972	$6.60	2-Jan-23	Nil	Nil	Nil	Nil
Douglas Penrose	28,972	$6.60	2-Jan-23	Nil	Nil	Nil	Nil
David Shaw	28,972	$6.60	2-Jan-23	Nil	Nil	Nil	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.733, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at December 31, 2018 using the year-end share price as reported by the TSX of C$8.02 or $5.88.

Compensation of Directors – Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each independent director:

Name	Option-based awards –Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Marjorie Co	Nil	Nil	Nil
Robert McCallum	$127,360	Nil	Nil
Douglas Penrose	$127,360	Nil	Nil
David Shaw	$127,360	Nil	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. A total of 153,426 options vested to the directors during the most recent financial year and 10,000 options were exercised during the most recent financial year. The amount set out in the column is based on the vested options at December 31, 2018.

(2)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.733, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

2019 Management Information Circular    41

Part Four

Director Share Ownership Requirement

The Company has a minimum share ownership requirement for directors and officers, under which directors are required to invest an amount equal to 100% of the basic annual retainer and officers must own shares of the Company equal to 30% of their annual basic salary. Directors have five years to comply with the requirement from their initial election or appointment, as the case may be. Directors and officers appointed prior to November 29, 2018 and hold a minimum of 30,000 shares are deemed to have met the criteria. As of the date of this Information Circular, all directors of the Company, except Marjorie Co who became a director on March 1, 2017, comply with the share ownership requirement.

42    First Majestic Silver Corp.

PART FIVE EXECUTIVE COMPENSATION

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Part Five

Introduction

The Company’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope. The Company’s compensation is intended to meet the Company’s compensation objectives, which are to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures such as production. These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board each year. Compensation is linked to key performance metrics such as production levels, cash costs, cash flows and cash targets. Key target metrics relate only to metrics that executive officers and employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as cash flows or cash in treasury are established for the executive officers and corporate office personnel in Vancouver, Canada and Durango, México. As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year; and

(c)

“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2018, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company; Dustin VanDoorselaere, the Chief Operating Officer of the Company; Raymond Polman, the CFO of the Company, Martin Palacios, the former Chief Transformation Officer of the Company and Ramon Mendoza, the Vice President Technical Services of the Company.

The following is a brief biography for each of the Named Executive Officers:

KEITH NEUMEYER
President Chief Executive Officer

Mr. Neumeyer has worked in the investment community for over 34 years, beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

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Part Five

DUSTIN VANDOORSELAERE
Chief Operating Officer

Prior to joining First Majestic in November 2016, Mr. VanDoorselaere held the position of General Manager for Nyrstar, a global metals and mining company, and was responsible for overseeing all aspects of mining operations, including legal and government relations, at the El Mochito mine in Honduras and the Campo Morado mine in Mexico. Prior to Nyrstar, Mr. VanDoorselaere held various operational positions at Goldgroup Mining and Aurico Gold in Mexico. Prior to working in Mexico, Mr. VanDoorselaere held senior operating positions with Redback Mining in Ghana, Norilsk Nickel in Australia, as well as numerous international mining companies within Canada.

RAYMOND POLMAN, B. SC. (ECON), CA
Chief Financial Officer

Mr. Polman has over 30 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of the Company since February 2007. In the six years prior to joining First Majestic in 2007, Mr. Polman acted as Chief Financial Officer for a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman also brings eight years of prior public accounting experience with Deloitte LLP. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia.

MARTIN PALACIOS, MBA, CMC
Former Chief Transformation Officer

Mr. Palacios brought over 20 years of information technology experience to First Majestic, including over three years with Goldcorp, a senior gold producer, where he held the position of Director of Global Applications and IT (Mexico Region). During his tenure at Goldcorp, he created and implemented the global applications framework for most of Goldcorp’s sites, standardized and automated consolidation process. Mr. Palacios was also responsible for prototyping Goldcorp’s business intelligence strategy. In addition to his experience with Goldcorp, Mr. Palacios has consulted for Gemcom Software (a mining solution vendor), provided advisory services to the Jim Pattison Group across their portfolio of companies and led the western region IT effectiveness practice for KPMG. He was also previously the Chief Information Officer of Pivotal Corporation and the Vice President of Information Technology for Seagate Software. Mr. Palacios ceased to be an officer of the Company on March 4, 2019.

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Part Five

RAMON MENDOZA
Vice President, Technical Services

Mr. Mendoza is a senior mining professional with 29 years of experience with a broad exposure to the different phases of mining enterprises, a robust background in the technical aspects of mining, and a successful track record in managing underground and open-pit operations. Since joining First Majestic, Mr. Mendoza performs as the main Qualified Person for the Company. Prior to joining First Majestic in April 2014, Mr. Mendoza worked with AMEC as Principal Mining Engineer leading the mine consulting team developing numerous front-end studies, operational reviews and specialized services applying advanced optimization techniques for underground and open-pit mining projects, the integration of mine planning and cost modeling tools, and the inclusion of geo-metallurgical aspects to mine plans. As a consultant, Mr. Mendoza participated extensively in projects in North and South America and his experience covers a range of commodities including base and precious metals, coal, and industrial minerals. Prior to AMEC, Mr. Mendoza held various operational positions in Mexico at Grupo Minero del Bravo, ORICA, MICARE, and Minera Frisco in Sonora. Mr. Mendoza is a Professional Engineer registered in British Columbia and holds a M.Sc. degree in Mining and Earth Systems Engineering from the Colorado School of Mines.

Compensation Discussion & Analysis

The Compensation and Nominating Committee directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation and Nominating Committee’s principal functions are to:

•	recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors;

•	recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

•	administer the Company’s equity incentive plan.

The Company’s CEO participates in executive compensation decisions by making recommendations to the Compensation and Nominating Committee regarding the following:

•	executive officer base salary, annual bonus awards and equity award grants;

•	annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and

•	participation in the Company’s equity incentive plan and amendments to the Company’s equity incentive plan, as necessary.

The Compensation and Nominating Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors as a whole.

The following executive compensation principles guide the Compensation and Nominating Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•

Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

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Part Five

•

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

•

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable entities to ensure the compensation that it is paying to its executive officers is competitive with those other entities. The Company has also received benchmark market data from a compensation consultant in the past, but did not obtain such information for 2018 because it did not retain its compensation consultant due to economic conditions. The Company did not implement changes to the compensation arrangements for its officers or directors effective January 1, 2018.

The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Company’s equity incentive plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, equity award grants and benefits and perquisites. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation amounts are recommended to the Board of Directors by the Compensation and Nominating Committee after discussion amongst the members of the Compensation and Nominating Committee. Each component of compensation and the decisions of the Compensation and Nominating Committee about each component have an impact on the Committee’s decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his individual goals and objectives, this may affect the amount of compensation paid and/or equity awards granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing its compensation program, setting objectives and making incentive awards, the Board and the Compensation and Nominating Committee carefully consider potential risks. A number of business risks were mapped to decision-makers and compensation programs, including:

•	Achievement of annual production and cost targets in balance with long-term development requirements at its operations;

•	Achievement of cash flow from operations objectives for corporate and for operating units;

•	Not exceeding targets for total cash costs per payable silver ounces of production on a consolidated basis and on a per operating unit basis;

•	Achievement of targets for consolidated net income before taxes;

•	Meeting targeted increases in reserves and resources;

•	Managing capital expenditures within planned project budgets; and

•	Achieving safety results and meeting environmental requirements.

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Part Five

The Board did not identify any compensation practices that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation and Nominating Committee, has determined to structure compensation arrangements tailored to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. Please see “Summary Compensation Table” and “Services Agreement – Keith Neumeyer”.

The Company has adopted a policy that prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of any equity securities held by such officers, directors and employees, including equity securities granted as compensation.

The Company’s Say-on-Pay Policy is an important element in the Company’s process for continuous review of executive compensation. See “Business of the Meeting – Say-on-Pay Vote” for more information.

Base Salary

A Named Executive Officer’s base salary is intended to remunerate the Named Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for the Named Executive Officers are set out in their employment or service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation and Nominating Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation and Nominating Committee also considers the particular skills and experience of the individual as well as a consideration of the Company’s immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation and Nominating Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation and Nominating Committee his recommendation on the Named Executive Officers’ annual base salaries, the Compensation and Nominating Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The CEO does not make a recommendation with respect to his own salary. The Compensation and Nominating Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has entered into an employment or service agreement with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and nondisclosure provisions.

Following are the significant terms of each of the Named Executive Officers’ employment and services agreements:

Services Agreement – Keith Neumeyer

The Company’s subsidiary, FMS Trading AG entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer which agreement replaces all other previous employment and service agreements with Mr. Neumeyer. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President for an unspecified term at a current fee of $950,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors or a committee of the Board. For the year ended December 31, 2018, a bonus of $200,000 was paid. The Services

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Agreement may be terminated by the Company, without cause, by payment of 12 months’ base payment plus benefits. This amount would increase by two months for each additional year of engagement from 2003. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice. In the event of a change of control, the Company may terminate the Services Agreement without cause, or Mr. Neumeyer shall have 60 days to elect to terminate the agreement, and upon such termination the Company is required to make severance payments to Mr. Neumeyer totaling 12 months’ base payments plus benefits set out as follows:

(i)	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

•	production stage mining companies similar in size to the peer group with operations in international locations;

•	mining organizations with similar annual revenues to the peer group’s most recent annual revenues; and

•	mining organizations with market capitalization levels similar to the peer group.

(ii)	The 12 months’ base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Mr. Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Employment Agreement – Dustin VanDoorselaere

The Company entered into an Employment Agreement effective November 1, 2016 and amended on March 1 2017, September 7, 2017 and January 1, 2019, pursuant to which Mr. VanDoorselaere was employed as Chief Operating Officer for an unspecified term at a salary of $370,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. The Employment Agreement was amended September 7, 2017 pursuant to which Mr. VanDoorselaere is receives housing allowance of 55,000 MXP per month in Mexico City. For the year ended December 31, 2018, a bonus of $20,000 was paid. The Employment Agreement may be terminated by Mr. VanDoorselaere with three months’ written notice or by the Company, at any time, without cause, by payment of six months’ base salary plus benefits. In the event of a change of control and termination, the Company is required to make severance payments to Mr. VanDoorselaere totaling six months’ base salary.

Employment Agreement – Raymond Polman

The Company entered into an Employment Agreement effective February 1, 2007 and subsequently amended (most recently on January 1, 2019) pursuant to which Mr. Polman is employed as Chief Financial Officer for an unspecified term at a current salary of C$450,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. For the year ended December 31, 2018, a bonus of $57,908 was paid. The Employment Agreement may be terminated by Mr. Polman with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Polman totaling 12 months’ base salary and this payment amount to Mr. Polman shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Martin Palacios

The Company entered into an Employment Agreement effective January 1, 2012 and subsequently amended (most recently on January 1, 2019) pursuant to which Mr. Palacios was employed as Chief Transformation Officer for an unspecified term at a salary of C$405,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. For the year ended December 31, 2018, a bonus of $19,303 was paid. Mr. Palacios ceased to be an officer of the Company on March 4, 2019 and this Employment Agreement has been terminated.

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Part Five

Employment Agreement – Ramon Mendoza

The Company entered into an Employment Agreement effective April 3, 2014 and amended on April 7, 2014, April 6, 2015, July 1, 2016, January 1, 2017 and January 1, 2019, pursuant to which Mr. Mendoza was employed as Vice President Technical Services for an unspecified term at a salary of C$315,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. For the year ended December 31, 2018, a bonus of $11,582 was paid. The Employment Agreement may be terminated by Mr. Mendoza with one months’ written notice or by the Company, at any time, without cause, by provision to the employee of a maximum of one (1) month’s notice of termination, or basic pay in lieu of notice, or income continuance, subject to the employee’s duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Mendoza totaling six months’ base salary.

Performance-Based Bonus Payments

Named Executive Officers may receive performance-based bonus payments. In granting these bonus payments, the Board considers factors such as performance and contributions. In determining the bonus amounts, the Board of Directors sets targets, based on the Company’s annual budget and operating plan, for operational performance, financial performance and achieving safety and environmental goals to guide the calculation of the bonus. The Board of Directors also considers accomplishments by management which enhance the Company and Shareholder value. The maximum annual bonus payment to the CEO is limited to 100% of salary and the maximum annual bonus payment to the COO, CFO and the former Chief Transformation Officer is limited to 70% of salary. The Board in its sole and absolute discretion may decide not to pay performance bonuses where the Board believes that it is not prudent to pay bonuses as a result of adverse economic conditions or financial conditions of the Company. For the year ending December 31, 2018, a total of $308,793 performance-based bonuses were paid to the Named Executive Officers. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Option Based Awards

The stock option component of the Named Executive Officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Stock Option Plan are intended to provide long-term awards linked directly to the market value performance of the Company’s shares, thereby aligning the short-term performance goals of Company personnel that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation and Nominating Committee reviews management’s recommendations and itself recommends to the Board of Directors the granting of stock options to directors, officers, employees and consultants of the Company and its subsidiaries. Stock options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation and Nominating Committee. The number of outstanding options and previous grants is also considered by the Compensation and Nominating Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Stock Option Plan.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company’s executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the All Other Compensation column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s health and dental coverage, various company-paid insurance plans,

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including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. The limited perquisites the Company provides its executives may include a parking stall and Spanish lessons.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment (including option grants) received by an officer, director or employee in the event that there is a restatement or correction to the Company’s financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrong-doing that gave rise to the restatement or correction.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation and Nominating Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation and Nominating Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation and Nominating Committee considers the recommendations of management and the CEO in particular. Upon completion of that review, the Compensation and Nominating Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

The Compensation and Nominating Committee is comprised of three independent directors. The current members of the Compensation and Nominating Committee are Robert McCallum, Douglas Penrose and Marjorie Co. The Board believes that the Compensation and Nominating Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation and Nominating Committee have direct experience in both public and private sector executive compensation. The Compensation and Nominating Committee is responsible for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers.

The Company generally engages a third party compensation consultant to provide specific advice to it on executive and director compensation matters; however, for the year ended December 31, 2018, due to economic conditions, the Company did not engage a compensation consultant. The Company did not implement changes to the compensation arrangements for its officers and directors effective January 1, 2018.

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Part Five

Executive Compensation-Related Fees

During the year ended December 31, 2018, the Company did not incur any fees related to the compensation review for the Company’s directors, executive officers and employees. A total of $27,836 was paid to Korn Ferry in 2017 which related to its engagement in 2016.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2014 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2018, assuming reinvestment of all dividends. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2014 to 2017 for comparative purposes. The performance graph shows a general trend that compensation paid to the Company’s executives correlates to the Company’s total shareholder return.

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Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2018 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; (c) the Chief Financial Officer of the Company and (d) the former Chief Transformation Officer and (e) the Vice President, Technical Services, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)(4)(10)	Option- based awards ($)(5)	Annual incentive plans(6)	Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Keith Neumeyer CEO(1)	2018	$900,000	Nil	$543,175	$200,000	Nil	Nil	$28,815	(7)	$1,671,990
	2017	$900,000	Nil	$942,481	Nil	Nil	Nil	$28,299	(7)	$1,870,780
	2016	$850,000	Nil	$960,092	$550,000	Nil	Nil	$24,872	(7)	$2,384,964
Dustin VanDoorselaere, COO(2)	2018	$363,000	Nil	$346,807	$20,000	Nil	Nil	$75,583	(8)	$805,390
	2017	$357,500	Nil	$332,285	Nil	Nil	Nil	$56,965	(8)	$746,751
	2016	$55,000	Nil	$454,059	Nil	Nil	Nil	Nil		$509,059
Raymond Polman CFO(3)	2018	$320,422	Nil	$346,807	$57,908	Nil	Nil	$8,533	(9)	$733,669
	2017	$319,882	Nil	$471,240	Nil	Nil	Nil	$9,691	(9)	$800,813
	2016	$301,747	Nil	$480,046	$90,524	Nil	Nil	$8,222	(9)	$880,539
Martin Palacios former CTO(3)	2018	$308,840	Nil	$346,807	$19,303	Nil	Nil	$8,533	(9)	$683,483
	2017	$308,320	Nil	$471,240	Nil	Nil	Nil	$9,691	(9)	$789,251
	2016	$226,310	Nil	$901,474	$79,209	Nil	Nil	$8,222	(9)	$1,215,215
Ramon Mendoza VP Technical Services(3)	2018	$231,630	Nil	$173,404	$11,582	Nil	Nil	$8,533	(9)	$425,148
	2017	$231,240	Nil	$157,080	Nil	Nil	Nil	$9,691	(9)	$398,011
	2016	$199,907	Nil	$60,462	$45,262	Nil	Nil	$8,222	(9)	$313,853

(1)	Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF0.9883 in 2018, CHF0.9840 in 2017 and CHF0.9876 in 2016.

(2)	Amounts paid as salary to Mr. VanDoorselaere are paid in US$.

(3)

Amounts paid as salary to Mr. Polman, Mr. Palacios and Mr. Mendoza are paid in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2952 in 2018, $1.00 equaling C$1.2974 in 2017 and $1.00 equalling C$1.3256 in 2016.

(4)	Share-based awards are calculated in Canadian dollars and are reflected based on the average rates of $1.00 equaling C$1.2952 in 2018.

(5)

Option based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.2952 in 2018, $1.00 equaling C$1.2974 in 2017 and $1.00 equalling C$1.3256 in 2016.

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted Average Fair Value at Grant Date	Expected Dividend Yield	Average Risk-Free Interest Rate	Expected Life	Expected Volatility

2018	$4.55	—	1.77%	5.40	52.0%
2017	$3.16	—	0.87%	3.38	52.0%
2016	$2.10	—	0.67%	3.38	49.0%

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This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

(6)

Non-equity annual incentive plan to Mr. Neumeyer and Mr. VanDoorselaere are paid in US dollars while Mr. Polman, Mr. Palacios and Mr. Mendoza are paid in Canadian dollars and reflected here based on the average rate of $1.00 equaling C$1.2952 in 2018 and $1.00 equaling C$1.3256 in 2016.

(7)

Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, parking, apartment compensation, renewal of visa and an executive retreat for Mr. Neumeyer.

(8)	Represents the cost of insurance premiums paid or payable by the Company for personal insurance, housing, automobile, security, an executive retreat and personal travel costs for Mr. VanDoorselaere.

(9)	Represents the cost of parking and an executive retreat for Mr. Polman, Mr. Palacios and Mr. Mendoza.

(10)	The Company intends to consider granting PSUs for the year ended December 31, 2018 upon approval of the long-term incentive plan.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout of value vested share- based awards not paid out or distributed ($)
Keith Neumeyer, CEO	150,000	$6.60	2-Jan-28	Nil	Nil	Nil	Nil
Dustin VanDoorselaere COO	100,000	$6.60	2-Jan-28	Nil	Nil	Nil	Nil
Raymond Polman, CFO	100,000	$6.60	2-Jan-28	Nil	Nil	Nil	Nil
Martin Palacios, former CTO	100,000	$6.60	2-Jan-28	Nil	Nil	Nil	Nil
Ramon Mendoza, VP Technical Services	50,000	$6.60	2-Jan-28	Nil	Nil	Nil	Nil

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.733, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

(2)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the per share price at December 31, 2018 as reported by the TSX of C$8.02 or $5.88.

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Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Keith Neumeyer, CEO	$546,360	Nil	$200,000
Dustin VanDoorselaere, COO	Nil	Nil	$20,000
Raymond Polman, CFO	$226,085	Nil	$57,908
Martin Palacios, former CTO	$361,736	Nil	$19,303
Ramon Mendoza, VP Technical Services	$90,434	Nil	$11,582

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. All option-based awards are made in Canadians dollars. The value vested or earned during the year have been translated at the December 31, 2018 exchange rate of $0.733.

(2)	Includes amounts pursuant to the bonus plan.

During the most recently completed financial year, an aggregate of 1,037,500 options held by Named Executive Officers vested under the Stock Option Plan and an aggregate of 225,000 options were exercised by Named Executive Officers.

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Part Five

Option-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options that were outstanding as at December 31, 2018 and includes the exercise price, expiration date and the value of such options as at December 31, 2018.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price(2) ($)	Option Expiration Date	Value of Unexercised In-the Money Options(1) ($)

Keith Neumeyer, CEO	140,000	$7.65	2-Jan-19	$0
	200,000	$4.50	5-Jan-20	$275,608
	100,000	$3.44	11-Dec-20	$244,089
	250,000	$3.52	4-Jan-21	$590,065
	200,000	$8.50	10-Dec-21	$0
	300,000	$7.95	3-Jan-22	$0
	150,000	$6.60	2-Jan-28	$0
Total	1,340,000			$1,109,762
Dustin VanDoorselaere COO	150,000	$7.89	1-Nov-21	$0
	50,000	$7.95	3-Jan-22	$0
	50,000	$8.83	1-Mar-22	$0
	100,000	$6.60	2-Jan-28	$0
Total	350,000			$0
Raymond Polman, CFO	70,000	$7.65	2-Jan-19	$0
	31,250	$3.52	4-Jan-21	$73,758
	100,000	$8.50	10-Dec-21	$0
	150,000	$7.95	3-Jan-22	$0
	100,000	$6.60	2-Jan-28	$0
Total	451,250			$73,758
Martin Palacios, former CTO	40,000	$7.65	2-Jan-19	$0
	31,250	$4.50	5-Jan-20	$43,064
	73,750	$3.52	4-Jan-21	$174,069
	200,000	$8.58	22-Nov-21	$0
	150,000	$7.95	3-Jan-22	$0
	100,000	$6.60	2-Jan-28	$0
Total	595,000			$217,133
Ramon Mendoza VP Technical Services	100,000	$8.17	3-Apr-19	$0
	17,500	$4.50	5-Jan-20	$24.116
	15,000	$4.38	11-May-20	$22,430
	50,000	$3.52	4-Jan-21	$118,013
	50,000	$7.95	3-Jan-22	$0
	50,000	$6.60	2-Jan-28	$0
Total	282,500			$164,559

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(1)

This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2018 financial year using the per share price at December 31, 2018 as reported by the TSX of C$8.02 or $5.88.

(2)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.733, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the Named Executive Officers’ employment and services agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2018. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base Salary During Period	Bonus During Period	Vacation Pay During Period	Total Gross Payment

Keith Neumeyer(1), CEO	$3,210,046	$200,000	$264,134	$3,674,180
Dustin VanDoorselaere(2), COO	$185,000	$20,000	$22,080	$227,080
Raymond Polman(3)(6), CFO	$659,700	$57,908	$95,780	$813,388
Martin Palacios(4)(6), former CTO	$593,730	$19,303	$41,418	$654,451
Ramon Mendoza(5)(6), VP Technical Services	$115,448	$11,582	$25,492	$153,522

(1)

On a termination without cause or following a change of control, Mr. Neumeyer’s services agreement provide that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2)	On a termination without cause or following a change of control, Mr. VanDoorselaere’s employment agreement provides that he will be entitled to payment of 6 months’ base salary.

(3)

On a termination without cause or following a change of control, Mr. Polman’s employment agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.

(4)

On a termination without cause or following a change of control, Mr. Palacios’ employment agreement provides that he will be entitled to payment of 12 months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.

(5)	On a termination without cause or following a change of control, Mr. Mendoza’s employment agreement provides that he will be entitled to payment of 6 months’ base salary plus benefits.

(6)	Amounts to Mr. Polman, Mr. Palacios and Mr. Mendoza are converted to U.S. dollars at the exchange rate of C$1.00 = $0.733, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

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PART SIX OTHER INFORMATION

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Part Six

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March of each year from 2014 to 2019. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 9,831,302 common shares of the Company which represent 5% of the 196,626,046 issued and outstanding shares of the Company as of March 1, 2019. The Company did not repurchase any common shares for cancellation under its prior normal course issuer bid which commenced on March 21, 2018 and expired on March 20, 2019. The security holders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2018, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	9,266,098	$7.89	10,121,236
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Totals	9,266,098	$7.89	10,121,236

(1)	The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.733, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

Summary of Stock Option Plan

The 2017 Stock Option Plan was approved by shareholders on May 25, 2017. As of April 1, 2019, 10,126,998 stock options outstanding under the Stock Option Plan representing approximately 5.1% of the current outstanding common shares of the Company. A maximum of 9,814,466 stock options is available to be granted, representing approximately 4.9% of the current outstanding common shares of the Company. Directors, employees and consultants of the Company are eligible to be granted stock options pursuant to the Stock Option Plan. The material terms of the Stock Option Plan are set out below.

•

Maximum Number of Shares Issuable – The maximum number of shares issuable under the Stock Option Plan shall not in the aggregate exceed 10% of the issued and outstanding shares (calculated as at the grant date of such options).

•

Prohibitions on Granting – The Company is prohibited from granting options to (a) any one person where the grant would result in such person holding options to acquire shares in excess of 5% of the issued and outstanding shares of the Company, (b) insiders where such grant would result in the number of shares (i) issued to insiders within any one year period, or (ii) issuable to insiders, at any time, under the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, exceeding 10% of the issued and outstanding shares as at the award date (c) a non-employee director where such grant would result in the non-employee directors, as a group, holding options to acquire shares in excess of 1% of the issued and outstanding shares, and (d) any non-employee director where such grant would result in such person having received options during the 12 month period ending on the award date which have a combined value in excess of C$100,000.

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Part Six

•	Exercise Price – The exercise price is determined by the Board, but is not to be less than the closing price of the shares on the TSX on the last day immediately preceding the grant date.

•

Vesting Schedule – Options vest in 25% increments on each of the 12 month, 18 month, 24 month and 30 month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Company which have an initial expiry date which is more than five years after the award date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the award date (the “Chief Executive Officer Vesting Provisions”).

•

Expiration Date – Options granted before May 25, 2017 expire on be the fifth anniversary of the award date of such option and options granted after May 25, 2017 expire 10 years from the date of grant, unless terminated earlier in accordance with the Stock Option Plan, subject to expirations that occur during a trading blackout.

•

Death or Disability – In the event of the death or disability of an option holder while he or she is a director or an employee or the deemed death or disability in the case of a consultant of the Company, the expiry date shall be one year from the date of death or disability. Any options held by an option holder who was a director on the date of death or disability and which are unvested as of such date will automatically vest in full as of such date and become immediately exercisable (the “Director Vesting Provisions”). Any options held by an option holder who was not a director on the date of death or disability and which are unvested as of such date will not vest. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.

•

Termination of Employment – In the event that an option holder is an employee and ceases to be employed by the Company (other than by reason of death, disability, mandatory retirement, a change of control, termination for cause or as a result of an order of a regulatory body), the expiry date of the option shall be the 60th day following the date the employee ceased to be employed. If the option holder ceases to be an employee as a result of (i) termination for cause; or (ii) by order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, the expiry date shall be the date the option holder ceased to be an employee. All options which are not vested as of the date the employee ceases to be employed shall not vest unless the option holder continues to be a director or consultant of the Company, in which case the expiry date and the vesting of the options shall be unchanged. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.

•

Mandatory Retirement – If an employee ceases to be an employee by reason of mandatory retirement, all unvested options will immediately vest and become exercisable and the expiry date will be one year from the date of retirement.

•

Ceasing to be a Director – In the event that an option holder is a director of the Company and ceases to be a director other than by reason of death or disability, all unvested options shall immediately vest and become exercisable and the expiry date of the option shall be the 180th day following the date the option holder ceased to be a director of the Company. If the option holder ceases to be a director but continues to be an employee or consultant, the options will not so vest and the expiry date will remain unchanged. If the option holder ceases to be a director as the result of certain prescribed circumstances in the Stock Option Plan, the expiry date of the options will be the cessation date and any unvested options will not vest.

•

Termination/Expiration of Consultant Agreement – In the event that an option holder is a consultant of the Company and the option holder ceases to be a consultant by reason of the completion or termination of the contract under which the consultant provides services to the Company, the expiry date of the option shall be the 60th day following such cessation date and any options which are unvested as of the date the option holder ceases to be a consultant will not vest, unless the option holder ceases to be a consultant but continues to be engaged as a director or employee of the Company, in which case the expiry date and vesting shall remain unchanged. Notwithstanding, the Board has the discretion to determine that any unvested options will immediately vest and become exercisable.

•

Clawback Policy – Options granted under the Stock Option Plan may be subject to forfeiture in certain instances under the Company’s Code of Ethical Conduct. See “Executive Compensation – Incentive Compensation Clawback Policy”.

60    First Majestic Silver Corp.

Part Six

•	Assignment – Options are non-assignable and non-transferable otherwise than by will or the laws of descent and distribution or to a holding entity, RRSP, RRIF or TFSA of the option holder.

•

Amendments Not Requiring Shareholder Approval – The Board may, without shareholder approval, amend, suspend or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing:

(a)	altering, extending or accelerating the terms and conditions of vesting of any options;

(b)	a change to the termination provisions of the Stock Option Plan or any option which does not entail an extension beyond the original expiry date;

(c)	amending or modifying the mechanics of exercise of options;

(d)	effecting amendments of a “housekeeping” or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e)	effecting amendments respecting the administration of the Stock Option Plan;

(f)	effecting amendments necessary to suspend or terminate the Stock Option Plan;

(g)

amending the change of control provisions of the Stock Option Plan, provided that any amendment does not allow option holders to be treated any more favourably than other holders of shares with respect to the consideration holders would be entitled to receive upon a change of control; and

(h)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law or pursuant to the rules, regulations and policies of the TSX,

provided that any such amendment does not, without the consent of the option holder, alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment in a manner materially prejudicial to such option holder.

•	Amendments Requiring Shareholder Approval – Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)	any increase in the number of shares issuable under the Stock Option Plan except such adjustments as are necessary in respect of a change in or substitution or exchange of outstanding shares;

(b)	any reduction in the exercise price of an option or the cancellation and reissue of an option;

(c)	any extension of the term of an option beyond its original expiry date, except as may be effected in connection with a blackout period;

(d)	any amendment to permit the transfer or assignment of an option other than for normal estate settlement purposes;

(e)	any amendment to the maximum number of shares issuable under the Stock Option Plan or any amendment to the amendment sections of the Stock Option Plan; and

(f)	any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

•	Financial Assistance – The Company does not offer financial assistance in respect of the exercise of options.

•	The annual burn rate for the options for the three most recently completed fiscal years are as follows:

2018	2017	2016

1.4%	1.9%	2.7%

Indebtedness of Directors and Senior Officers to the Company

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company’s last completed financial year.

2019 Management Information Circular    61

Part Six

Interest of Informed Persons in Material Transactions

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company’s last financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 – Audit Committees, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the Company’s website at www.firstmajestic.com or under the Company’s profile on SEDAR at www.sedar.com.

Additional Information

Financial information concerning the Company is also provided in the Company’s audited consolidated financial statements and management discussion & analysis for the year ended December 31, 2018.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 1800 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 16th day of April, 2019.

“Keith Neumeyer”

Keith Neumeyer,

President and Chief Executive Officer

62    First Majestic Silver Corp.

APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on March 7, 2019)

INTRODUCTION

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1.

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).

2.	A minimum of two-thirds of directors comprising the Board must qualify as “independent” as determined by Applicable Laws.

3.

Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders. The Compensation and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Compensation and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of

2019 Management Information Circular    A-1

Appendix “A”

another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

4.

No director of the Company may serve as a director (a “Directorship”) on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Compensation and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5.	The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

(a)	all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b)

the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c)

if a director nominee holds more than five Directorships, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6.

During the period between annual shareholder meetings, directors must advise the Compensation and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1.	Meetings of the Board

(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

(c)	The members of the Board who are “independent” as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2.	Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading “General Legal Obligations of the Board of Directors”. Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

(i)	electing a Chair of the Board and appointing the President and CEO of the Company,

(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, and

A-2    First Majestic Silver Corp.

Appendix “A”

(iii)

appointing committees of the Board, including an Audit Committee, Corporate Governance Committee, Compensation and Nominating Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

(A)	all members of committees of the Board must be “independent” as determined by Applicable Laws; and

(B)

directors who are also officers of the Company shall not participate in determining the composition of the Compensation and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present;

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)	setting the terms of reference for the Board; and

(l)	appointing the secretary to the Board.

3.	Human Resource Matters

The Board has the responsibility to:

(a)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(b)	appoint and discharge the CEO and plan CEO succession;

(c)	set terms of reference for the CEO;

(d)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(f)	set the CEO’s compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(h)	approve decisions relating to senior management, including:

(i)	review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii)	on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii)	review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv)	employment contracts, termination and other special arrangements with executive officers;

2019 Management Information Circular    A-3

Appendix “A”

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(j)	approve certain matters relating to the Company’s employees in general, including:

(i)	the Company’s broad compensation strategy and philosophy; and

(ii)	new benefit programs or material changes to existing programs; and

(k)	ensure succession planning programs are in place, including programs to train and develop management.

4.	Strategy and Plans

The Board has the responsibility to:

(a)	adopt and periodically review a strategic planning process for the Company;

(b)	participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f)	approve material acquisitions and divestitures;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategic plan;

(h)	conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i)	review regularly any recent developments that may affect the Company’s business and its strategic plan, and advise management on emerging trends and issues.

5.	Financial and Corporate Matters

The Board has the responsibility to:

(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(b)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(c)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e)	declare dividends if and when the Board deems it to be appropriate;

A-4    First Majestic Silver Corp.

Appendix “A”

(f)

approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval;

(g)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

6.	Business and Risk Management

The Board has the responsibility to:

(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place;

(c)	approve any plans to hedge mineral sales; and

(d)	review the adequacy of security of information, information systems and recovery plans.

7.	Corporate Communications and Compliance Reporting

The Board has the responsibility to:

(a)	ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b)

ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company’s Disclosure of Information, Confidentiality and Restrictions on Trading Policy;

(c)	ensure the Board has measures in place to receive feedback from shareholders;

(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

(e)	ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f)	report annually to the shareholders on the Board’s stewardship for the preceding year.

8.	Company Policies

The Board has the responsibility to:

(a)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations; and

(c)	approve and periodically review the following:

(i)	the Company’s Code of Ethical Conduct;

(ii)	the Company’s Whistle Blower Policy;

(iii)	the Company’s Disclosure of Information, Confidentiality and Restrictions on Trading Policy; and

(iv)	the Company’s policies with respect to corporate social responsibility and environmental health and safety.

2019 Management Information Circular    A-5

Appendix “A”

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1.

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

2.	The Act requires that each director:

(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	acts in accordance with the Act and the Company’s Articles.

ANNUAL PERFORMANCE EVALUATION

The Board, committees and each individual director will be regularly assessed regarding his, her, or its effectiveness and contribution. An assessment will consider (a) in the case of the Board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Company will organize annual board performance evaluations which will involve individual director assessments.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on March 7, 2019 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

A-6    First Majestic Silver Corp.

APPENDIX “B”

FIRST MAJESTIC SILVER CORP.

LONG-TERM INCENTIVE PLAN

Appendix “B”

1.	PURPOSE		B-4

2.	DEFINITIONS AND INTERPRETATION		B-4
	2.1	Definitions.	B-4
	2.2	Headings.	B-7
	2.3	Context; Construction.	B-7
	2.4	Statutes.	B-7
	2.5	Canadian Funds.	B-7
	2.6	Corporate Participants	B-8

3.	ADMINISTRATION OF THE PLAN		B-8
	3.1	Administration	B-8
	3.2	Board Powers	B-8
	3.3	Interpretation	B-8
	3.4	Use of Administrative Agent.	B-9
	3.5	Copy of the Plan.	B-9
	3.6	Notification of Award.	B-9

4.	SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS		B-9
	4.1	Shares Subject to Awards.	B-9
	4.2	Shares Available for Future Grants.	B-9
	4.3	Participation Limits.	B-9
	4.4	Outside Director Limit.	B-10
	4.5	Fractional Shares.	B-10
	4.6	Financial Assistance	B-10

5.	OPTIONS		B-10
	5.1	Grant.	B-10
	5.2	Terms and Conditions of Options.	B-10
	5.3	Vesting.	B-11
	5.4	Exercise of Option.	B-11
	5.5	Termination of Option Due to Termination of Employment, Service or Engagement.	B-12
	5.6	Conflict.	B-14

6.	PERFORMANCE SHARE UNITS		B-14
	6.1	Grant.	B-14
	6.2	Terms and Conditions of Performance Share Units.	B-14
	6.3	PSU Accounts.	B-14
	6.4	Vesting.	B-15
	6.5	Settlement.	B-15
	6.6	Termination of Performance Share Unit Due to Termination of Employment, Service or Engagement.	B-16
	6.7	Conflict.	B-18

7.	RESTRICTED SHARE UNITS		B-18
	7.1	Grant.	B-18
	7.2	Terms and Conditions of Restricted Share Units.	B-18
	7.3	RSU Accounts.	B-19
	7.4	Vesting.	B-19
	7.5	Settlement.	B-19
	7.6	Termination of Restricted Share Unit Due to Termination of Employment, Service or Engagement.	B-20
	7.7	Conflict.	B-21

B-2    First Majestic Silver Corp.

Appendix “B”

8.	DEFERRED SHARE UNITS		B-22
	8.1	Grant.	B-22
	8.2	Terms and Conditions of Deferred Share Units.	B-22
	8.3	DSU Accounts.	B-23
	8.4	Vesting.	B-23
	8.5	Settlement.	B-23
	8.6	Termination of Deferred Share Unit Due to Termination of Employment, Service or Engagement.	B-24
	8.7	Conflict.	B-25

9.	NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS		B-26

10.	ADJUSTMENTS		B-26
	10.1	Adjustments	B-26
	10.2	Cumulative Adjustments	B-26
	10.3	Deemed Amendment	B-26

11.	CHANGE IN CONTROL—TREATMENT OF AWARDS		B-26
	11.1	Acceleration of Vesting	B-26
	11.2	Proposed Transaction – Termination of Options	B-26
	11.3	Further Assurances on Change in Control.	B-27
	11.4	Awards Need Not be Treated Identically.	B-27
	11.5	Canadian Taxpayer.

12.	AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS		B-27
	12.1	Discretion to Amend the Plan and Awards.	B-27
	12.2	Amendments Requiring Shareholder Approval.	B-28
	12.3	Amendment, Suspension or Discontinuance.	B-28
	12.4	Tax Provisions.	B-28

13.	DIVIDEND EQUIVALENTS		B-29

14.	MISCELLANEOUS		B-29
	14.1	Approvals Required for Plan	B-29
	14.2	No Rights as a Shareholder.	B-29
	14.3	Employment.	B-29
	14.4	Record Keeping.	B-29
	14.5	Income Taxes.	B-29
	14.6	No Representation or Warranty.	B-30
	14.7	Condition of Issue.	B-30
	14.8	Agreement.	B-30
	14.9	Non-Exclusivity.	B-30

15.	TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS / BLACKOUT PERIODS		B-30
	15.1	Term of Award.	B-30
	15.2	Expiry, Forfeiture and Termination of Awards.	B-30
	15.3	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement	B-31
	15.4	Blackout Periods.	B-31

16.	PRIOR PLANS		B-31

17.	GOVERNING LAW		B-31

18.	REGULATORY APPROVAL		B-31

19.	EFFECTIVE DATE OF THE PLAN		B-31

2019 Management Information Circular    B-3

Appendix “B”

LONG-TERM INCENTIVE PLAN

1.	PURPOSE

The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as Directors, Employees and Consultants of the Corporation and its subsidiaries, to advance the long-term interests of the Corporation by providing such persons with the opportunity and incentive, through equity-based compensation, to acquire an ownership interest in the Corporation, and to promote a greater alignment of interests between such persons and shareholders of the Corporation.

2.	DEFINITIONS AND INTERPRETATION

2.1	Definitions.

For purposes of the Plan, the following words and terms will have the following meanings:

“affiliate” means, except as noted in the definition of “DSU Separation Date”, an “affiliate” determined in accordance with NI 45-106;

“associate” means an “associate” determined in accordance with NI 45-106;

“Award” means an Option, Performance Share Unit, Restricted Share Unit and/or Deferred Share Unit granted under the Plan (as applicable);

“Award Agreement” means an Option Award Agreement, a PSU Award Agreement, an RSU Award Agreement and/or a DSU Award Agreement (as applicable);

“Blackout Period” means an interval of time during which (a) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (b) the Corporation has otherwise determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, a committee of the board of directors of the Corporation;

“Canadian Employee Taxpayer” means a Participant (other than a Consultant) who is resident in Canada for the purposes of the Tax Act or is otherwise liable to pay tax under the Tax Act in respect of an Award;

“Change in Control” means and will be deemed to have occurred if one of the following events takes place:

(a)	the sale, transfer or other disposition of all or substantially all of the Corporation’s assets to any person other than an affiliate of the Corporation;

(b)

the Corporation completes a Corporate Transaction with another corporation at arm’s length to the Corporation and its affiliates, other than a Corporate Transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power (on a fully diluted basis) of the surviving or resulting entity outstanding immediately after such Corporate Transaction;

(c)

any Person or combination of Persons acting jointly or in concert acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Corporation, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(d)

as a result of or in connection with a contested election of directors, the nominees named in the most recent management information circular of the Corporation for election to the Board will not constitute a majority of the Board;

“Consultant” means a person who provides management or consulting services to the Corporation or any subsidiary on an ongoing basis under contract, but who is not an Employee;

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Appendix “B”

“Corporate Transaction” means a consolidation, merger, amalgamation, arrangement or other reorganization or business combination involving the Corporation;

“Corporation” means First Majestic Silver Corp., or any corporate successor thereto;

“Deferred Annual Amount” has the meaning ascribed thereto in Section 8.1(b);

“Deferred Share Unit” means a deferred share unit granted in accordance with Section 8.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan, to receive a cash payment equal to the Market Price of one Share on settlement of the Deferred Share Unit (or its equivalent in Shares at the discretion of the Corporation);

“Director” means any individual holding the office of director of the Corporation or any subsidiary;

“Director Cause Event” means

(a)

ceasing to meet the qualifications set forth in subsection 124(2) of the Business Corporations Act (British Columbia), as amended, or such other qualifications required by the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(b)

a special resolution having been passed by the shareholders of the Corporation pursuant to subsection 128(3) of the Business Corporations Act (British Columbia), as amended, or an equivalent enactment pursuant to the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(c)	an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, or

(d)	his or her resignation, if he or she has been a Director for less than six months;

“Disability” means a mental or physical disability which permanently prevents a Participant who is a Director, Employee or Consultant from continuing as a Director, Employee or Consultant as the case may be;

“Dividend Equivalents” means a right granted under Section 13, to receive future payments in cash or in Shares, based on dividends declared on Shares;

“DSU Account” has the meaning ascribed thereto in Section 8.3;

“DSU Award Agreement” means a written confirmation agreement setting out the terms and conditions relating to a Deferred Share Unit and entered into in accordance with Section 8.2;

“DSU Separation Date” means, with respect to Deferred Share Units granted to a Participant, the latest date on which the Participant ceases to be any of a Director, Employee, or otherwise an employee, within the meaning of the Tax Act, by any of the Corporation, a subsidiary, or any other “affiliate” of the Corporation (where “affiliate” has the meaning set out in CRA Income Tax Folio S2-F1-C2, Retiring Allowances (November 8, 2016) or any successor publication thereto) for any reason;

“Effective Date” means ●, 2019;

“Eligible Person” means a Director, Employee or Consultant who is eligible to receive Awards under the Plan;

“Employee” means any individual regularly employed on a full-time or part-time basis by the Corporation or any subsidiary;

“Employee Cause Event” means

(a)	termination for cause; or

(b)	an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order,

2019 Management Information Circular    B-5

Appendix “B”

“Grant Date” means the date on which an Award is made to an Eligible Person in accordance with the provisions hereof;

“Insider” has the meaning ascribed to such term in the TSX Company Manual;

“Mandatory Retirement” means (a) the retirement of an Eligible Person who is an employee of the Corporation as a result of reaching the mandatory retirement age in the jurisdiction in which the Eligible Person is employed; or (b) in the case of a Director, ceasing to be a Director as a result of any term limit applicable to the directors of the Corporation pursuant to the Corporation’s policies as my exist from time to time.

“Market Price”, as of a particular date, will be deemed to be the closing price of the Shares for the trading day immediately preceding such date as reported by the TSX, or, if the Shares are not listed on the TSX, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be. If the Shares are not publicly traded or quoted, then the “Market Price” will be the fair market value of the Shares, as determined by the Board, on the particular date;

“NI 45-106” means National Instrument 45-106: Prospectus Exemptions of the Canadian Securities Administrators, as the same may be amended or replaced from time to time;

“Option” means an option to purchase Shares granted under Section 5.1;

“Option Award Agreement” means a written award agreement setting out the terms and conditions relating to an Option and entered into in accordance with Section 5.2;

“Option Price” has the meaning ascribed thereto in Section 5.2(b);

“Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with the Plan, or his or her Personal Representatives, as the context requires;

“Performance Share Unit” means a performance share unit granted in accordance with Section 6.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan or applicable PSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the Performance Share Unit (or its equivalent in Shares at the discretion of the Corporation);

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

“Personal Representative” means:

(a)	in the case of a deceased Participant, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(b)	in the case of a Participant who, for any reason, is unable to manage his or her affairs, the person entitled by law to act on behalf of such Participant;

“Plan” means this First Majestic Silver Corp. Long-Term Incentive Plan as amended or amended and restated from time to time;

“Prior Plans” has the meaning ascribed thereto in Section 16.

“PSU Account” has the meaning ascribed thereto in Section 6.3;

“PSU Award Agreement” means a written confirmation agreement setting out the terms and conditions relating to a Performance Share Unit and entered into in accordance with Section 6.2;

“PSU Service Year” has the meaning ascribed in Section 6.1;

“PSU Vesting Date” means, with respect to Performance Share Units granted to a Participant, the date determined in accordance with Section 6.4, which date, for Canadian Employee Taxpayers, will not be later than the date referred to in Section 6.2(b);

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Appendix “B”

“Restricted Share Unit” means a restricted share unit granted in accordance with Section 7.1, the value of which on any particular date will be equal to the Market Price of one Share, and that represents the conditional right, on the terms and conditions set out in the Plan or applicable RSU Award Agreement, to receive a cash payment equal to the Market Price of one Share on settlement of the Restricted Share Unit (or its equivalent in Shares at the discretion of the Corporation);

“RSU Account” has the meaning ascribed thereto in Section 7.3;

“RSU Award Agreement” means a written confirmation agreement setting out the terms and conditions relating to a Restricted Share Unit and entered into in accordance with Section 7.2;

“RSU Service Year” has the meaning ascribed in Section 7.1;

“RSU Vesting Date” means, with respect to Restricted Share Units granted to a Participant, the date determined in accordance with Section 7.4, which date, for Canadian Employee Taxpayers, will not be later than the date referred to in Section 7.2(b);

“Security-Based Compensation Arrangement” has the meaning ascribed in the TSX Company Manual, as amended, restated or replaced from time to time;

“Service Agreement” means any written agreement between a Participant and the Corporation or an subsidiary of the Corporation (as applicable), in connection with that Participant’s employment, service or engagement as a Director, Employee or Consultant or the termination of such employment, service or engagement, as amended, replaced or restated from time to time;

“Share Units” means Deferred Share Units, Performance Share Units and Restricted Share Units;

“Shares” mean common shares of the Corporation;

“subsidiary” means a “subsidiary” determined in accordance with NI 45-106, provided that, for the purposes of Options granted to Canadian Employee Taxpayers, a “subsidiary” of the Corporation shall include only a corporation that does not deal at arm’s length with the Corporation for the purposes of the Tax Act and further provided that, for the purposes of Deferred Share Units granted to Canadian Employee Taxpayers, a “subsidiary” of the Corporation shall only include a corporation that is “related” to the Corporation for the purposes of the Tax Act;

“Tax Act” means the Income Tax Act (Canada); and

“TSX” means the Toronto Stock Exchange.

2.2	Headings.

The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and will not affect the construction or interpretation of the Plan.

2.3	Context; Construction.

Whenever the singular or masculine are used in the Plan, the same will be construed as being the plural or feminine or neuter or vice versa where the context so requires.

2.4	Statutes.

Any reference to a statute, regulation, rule, instrument, or policy statement will refer to such statute, regulation, rule, instrument, or policy statement as the same may be amended, replaced or reenacted from time to time.

2.5	Canadian Funds.

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada. Any amounts paid on exercise or in settlement of an Award will be paid in Canadian dollars.

2019 Management Information Circular    B-7

Appendix “B”

2.6	Corporate Participants

Where a Participant is a corporation, the Participant will be deemed to have died or to have become subject to a Disability if an individual employed by the Participant who is principally responsible for providing services to the Corporation on behalf of the Participant dies or becomes subject to a physical or mental disability which permanently prevents the individual from providing the services normally provided by the Participant, if, in the opinion of the Corporation, acting reasonably, by reason of the death or disability of the individual, the Participant is no longer able to provide the services for which the Corporation has contracted.

3.	ADMINISTRATION OF THE PLAN

3.1	Administration

The Plan will be administered by the corporate secretary of the Corporation on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations will form part of the Plan. The Board may delegate to any committee of the Board or to the Corporate Secretary or any Director, officer or employee of the Corporation such administrative duties and powers as it may see fit.

3.2	Board Powers

The Board will have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan and to amend or revoke such policies, rules and regulations;

(b)

to interpret and construe the Plan and to determine all questions arising out of the Plan and any Award awarded pursuant to the Plan, and any such interpretation, construction or determination made by the Board will be final, binding and conclusive for all purposes;

(c)	to determine the time or times when Awards will be awarded, subject to the requirements of applicable securities laws and regulatory requirements;

(d)	to determine which Eligible Persons should be granted Awards;

(e)	to determine the number of Awards to be awarded to Eligible Persons;

(f)	to determine the term of Awards and the vesting criteria applicable to Awards (including performance vesting, if applicable);

(g)	to determine if Shares which are subject to an Award will be subject to any restrictions upon the exercise or vesting of such Award;

(h)

to prescribe the form of the instruments relating to the grant, exercise and other terms of Awards including the form of Option Award Agreements, PSU Award Agreements, RSU Award Agreements, DSU Award Agreements and all ancillary documents and instruments related to the Plan and Awards; and

(i)

subject to Section 12, to make all other determinations under, and such interpretations of, and to take all such other steps and actions in connection with the proper administration of the Plan as it, in its sole discretion, may deem necessary or advisable.

The Board’s guidelines, rules, regulation, interpretations and determinations will be conclusive and binding upon the Corporation and all other Persons.

3.3	Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto will be final and conclusive and will not be subject to any dispute by any Participant. No member of

B-8    First Majestic Silver Corp.

Appendix “B”

the Board or any person acting pursuant to authority delegated by it hereunder will be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person will be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

3.4	Use of Administrative Agent.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer Awards granted under the Plan and to act as trustee to hold and administer the Plan and the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion.

3.5	Copy of the Plan.

Each Participant, concurrently with the notice of the Award, will be provided by the Corporate Secretary with a copy of the Plan. A copy of any amendment to the Plan will be promptly provided by the Corporate Secretary to each Participant.

3.6	Notification of Award

Following the approval by the Board of the awarding of an Award, the Corporate Secretary will notify the Participant in writing of the Award and will enclose with such notice the Award Agreement representing the Award.

4.	SHARES SUBJECT TO THE PLAN AND INSIDER PARTICIPATION LIMITS

4.1	Shares Subject to Awards.

Subject to adjustment under the provisions of Section 10, the aggregate number of Shares to be reserved and set aside for issue upon the exercise, redemption or settlement for all Awards granted under this Plan, together with all other Security-Based Compensation Arrangements of the Corporation, will not exceed 8% of the issued and outstanding Shares outstanding at the time of the granting of the Award (on a non-diluted basis) of which the aggregate number of Shares to be reserved and set aside for issue upon the exercise, redemption or settlement of Share Units granted under this Plan, together with all other established Security-Based Compensation Arrangements of the Corporation, will not exceed 1% of the issued and outstanding Shares outstanding at the time of the granting of the Share Unit (on a non-diluted basis). The Plan is an “evergreen” plan. Accordingly, if the Corporation issues additional Shares in the future the number of Shares issuable under Plan will be increased accordingly.

4.2	Shares Available for Future Grants.

Any Shares subject to an Award which for any reason expires without having been exercised or is forfeited or terminated will again be available for future. Awards under the Plan and any Shares subject to an Award that are settled in cash and not Shares will again be available for future Awards under the Plan.

4.3	Participation Limits.

The Plan, when combined with all of the Corporation’s other Security-Based Compensation Arrangements, will not result at any time in:

(a)	a number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

(b)	a number of Shares issued to Insiders within a one-year period exceeding 8% of the issued and outstanding Shares; and

2019 Management Information Circular    B-9

Appendix “B”

(c)	a number of Shares issuable to Insiders at any time exceeding 8% of the issued and outstanding Shares.

Any entitlement to acquire Shares granted pursuant to the Plan or other Securities-Based Compensation Arrangement prior to the Participant becoming an Insider will be excluded for the purposes of the limits set out in this Section 4.3.

4.4	Outside Director Limit.

The Plan will not result at any time in (i) a number of Shares issuable to all non-executive directors of the Corporation exceeding 1% of the issued and outstanding Shares at such time, and (ii) a number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

4.5	Fractional Shares.

No fractional Shares will be issued upon the exercise of Options or the settlement of Performance Share Units, Restricted Share Units or Deferred Share Units in Shares, and the Board may determine the manner in which fractional share value will be treated, provided that fractions will be rounded-down to the nearest Share on the exercise of Options.

4.6	Financial Assistance

The Corporation will not offer financial assistance to any Participant in regards to the exercise of any Award granted under this Plan.

5.	OPTIONS

5.1	Grant.

Options may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution. The Grant Date of an Option for purposes of the Plan will be the date on which the Option is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

5.2	Terms and Conditions of Options.

Options will be evidenced by an Option Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a)	the number of Shares to which the Options to be awarded to the Participant pertain;

(b)	the exercise price per Share subject to each Option (the “Option Price”), which will in no event be lower than the Market Price on the Grant Date;

(c)

the Option’s scheduled expiry date, which will not exceed ten years from the Grant Date (provided that if no specific determination as to the scheduled expiry date is made by the Board, the scheduled expiry date will be ten years from the Grant Date); and

(d)	such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each Option Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Options granted to Canadian Employee Taxpayers shall have such terms as are necessary for the Options to be continuously governed by section 7 of the Tax Act.

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Appendix “B”

5.3	Vesting.

Subject to Section 11, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or Option Award Agreement:

(a)	subject to paragraph (b) below, the Options granted will vest in equal portions over a period of 30 months, as follows:

Vesting Period	Total Percentage Vested

12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

(b)

Notwithstanding paragraph (a) above, Options granted to the Chief Executive Officer of the Corporation which have an initial expiry date which is more than five years after the Grant Date will instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Grant Date.

5.4	Exercise of Option.

Options may be exercised only to the extent vested. Options may be exercised by the Participant by delivering to the Corporation a notice of exercise, substantially in the form attached to the Option Award Agreement, specifying the number of Shares with respect to which the Option is being exercised. Payment of the Option Price may be made by one or more of the following methods (or any combination thereof) to the extent provided in the Option Award Agreement:

(a)	in cash, by certified cheque made payable to the Corporation, by wire transfer of immediately available funds, or other instrument acceptable to the Board; or

(b)

if permitted by the Board, by a “cashless exercise” arrangement pursuant to which the Corporation will issue that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

No certificates for Shares so purchased will be issued to the Participant (including pursuant to Section 5.4(b)) until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance and sale of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the exercise of the Option. The delivery of certificates representing the Shares to be purchased pursuant to the exercise of an Option will be contingent upon receipt from the Participant by the Corporation of the full purchase price for such Shares and the fulfillment of any other requirements contained in the Option Award Agreement or applicable provisions of laws.

2019 Management Information Circular    B-11

Appendix “B”

5.5	Termination of Option Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or Option Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, subject to Section 11, Options will be treated in the manner set forth below:

(a)	If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Unvested Options will automatically vest in full as of the date of death or Disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11.	Options expire in accordance with Section 11.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 180th day following the date the Participant ceases to be a Director.

(b)	If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11.	Options expire in accordance with Section 11.

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Appendix “B”

Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of retirement.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 60th day following the date the Participant ceases to be an Employee.

(c)	If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11.	Options expire in accordance with Section 11.

Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) and (ii) the 60th day following the date the Participant ceases to be a Consultant

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

2019 Management Information Circular    B-13

Appendix “B”

5.6	Conflict.

Notwithstanding the foregoing tables set out in Section 5.5, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 5.5(a) will take precedence over Sections 5.5(b) and 5.5(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 5.5(b) will take precedence.

6.	PERFORMANCE SHARE UNITS

6.1	Grant.

Performance Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Performance Share Units granted to Canadian Employee Taxpayers shall be granted as a bonus for services rendered in a particular calendar year (the “PSU Service Year”). The Grant Date of a Performance Share Unit for purposes of the Plan will be the date on which the Performance Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

6.2	Terms and Conditions of Performance Share Units.

Performance Share Units will be evidenced by a PSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a)	the number of Performance Share Units to be awarded to the Participant;

(b)

if applicable, the PSU Service Year in respect of which the Performance Share Units were granted, provided that, if not otherwise specified in the Award Agreement, the PSU Service Year shall be the calendar year which contains the Grant Date for the applicable Performance Share Units;

(c)

the performance cycle applicable to each Performance Share Unit, which will be the period of time between the Grant Date and the date on which the performance criteria specified in Section 6.2(d) must be satisfied before the Performance Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Employee Taxpayers, will in no case end later than December 15th of the calendar year which is three years after the calendar year which is the PSU Service Year;

(d)

the performance criteria, which may include criteria based on the Participant’s personal performance and/or the performance of the Corporation and/or its subsidiaries, that will be used to determine the vesting of the Performance Share Units;

(e)	whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account in accordance with Section 13; and

(f)	such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each PSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Performance Share Units granted to Canadian Employee Taxpayers shall have such terms and conditions as to ensure that such Awards are exempt from the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act by virtue of paragraph (k) thereto. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

6.3	PSU Accounts.

A separate notional account will be maintained for each Participant with respect to Performance Share Units granted to such Participant (a “PSU Account”) in accordance with Section 14.4. Performance Share Units

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Appendix “B”

awarded to the Participant from time to time pursuant to Section 6.1 will be credited to the Participant’s PSU Account and will vest in accordance with Section 6.4. On the vesting of the Performance Share Units pursuant to Section 6.4 and the corresponding payment of cash and/or issuance of Shares to the Participant pursuant to Section 6.5, or on the forfeiture or termination of the Performance Share Units pursuant to the terms of the Award, the Performance Share Units credited to the Participant’s PSU Account will be cancelled.

6.4	Vesting.

Subject to Section 11, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or PSU Award Agreement, each Performance Share Unit will vest as at the date that is the end of the performance cycle (which will be the “PSU Vesting Date”), subject to any performance criteria having been satisfied and will be settled in accordance with Section 6.5.

6.5	Settlement.

(a)

The Performance Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form attached to the PSU Award Agreement, acknowledged by the Corporation. In the event the Corporation does not receive a notice of settlement date on or before December 31st of the calendar year containing the applicable PSU Vesting Date, the settlement date will be December 31st of the calendar year containing the applicable PSU Vesting Date. On settlement, the Corporation will, for each vested Performance Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the PSU Vesting Date (or a Share or a combination of cash and Shares in the sole discretion of the Board). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Performance Share Units. The delivery of certificates representing the Shares to be issued in settlement of Performance Share Units will be contingent upon the fulfillment of any requirements contained in the PSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Employee Taxpayers, in no event will such settlement be later than December 31st of the calendar year containing the applicable PSU Vesting Date nor will such settlement occur after the date specified in Section 6.2(c).

2019 Management Information Circular    B-15

Appendix “B”

6.6	Termination of Performance Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or PSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Performance Share Units will be treated in the manner set forth below:1

(a)	If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units
Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 as of the date of death. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will vest and be settled in accordance with Section 6.5 as of the date of death or Disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or Disability, based on the Participant’s performance for the applicable performance period(s) up to the date of death or Disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 11.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 6.5 as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

[1]	Note to First Majestic:: The Corporation should review and confirm how awards should be treated in the situations set out above.

B-16    First Majestic Silver Corp.

Appendix “B”

(b)	If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units
Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 as of the date of death or Disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Performance Share Units vest in accordance with Section 11.
Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 6.5 as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant’s performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled in accordance with Section 6.5 as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

2019 Management Information Circular    B-17

Appendix “B”

(c)	If the Participant is a Consultant:

Reason for Termination	Treatment of Performance Share Units
Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 6.5 as of the date of death. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death.

Change in Control	Performance Share Units vest in accordance with Section 11.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

6.7	Conflict.

Notwithstanding the foregoing table set out in Section 6.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 6.6(a) will take precedence over Sections 6.6(b) and 6.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 6.6(b)will take precedence.

7.	RESTRICTED SHARE UNITS

7.1	Grant.

Restricted Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. All Restricted Share Units granted to Canadian Employee Taxpayers shall be granted as a bonus for services rendered in a particular calendar year (the “RSU Service Year”). The Grant Date of a Restricted Share Unit for purposes of the Plan will be the date on which the Restricted Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

7.2	Terms and Conditions of Restricted Share Units.

Restricted Share Units will be evidenced by an RSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a)	the number of Restricted Share Units to be awarded to the Participant;

(b)

if applicable, the RSU Service Year in respect of which the Restricted Share Units were granted, provided that, if not otherwise specified in the Award Agreement, the RSU Service Year shall be the calendar year which contains the Grant Date for the applicable Restricted Share Units;

(c)

the period of time between the Grant Date and the date on which the Restricted Share Unit is fully vested and may be settled by the Participant, before being subject to forfeiture or termination, which period of time, for Canadian Employee Taxpayers, will in no case be later than December 15th of the calendar year which is three years after the calendar year which is the RSU Service Year;

B-18    First Majestic Silver Corp.

Appendix “B”

(d)	whether and to what extent Dividend Equivalents will be credited to a Participant’s RSU Account in accordance with Section 13; and

(e)	such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters.

For greater certainty, each RSU Award Agreement may contain terms and conditions in addition to those set forth in the Plan, provided that all Restricted Share Units granted to Canadian Employee Taxpayers shall have such terms and conditions as to ensure that such Awards are exempt from the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act by virtue of paragraph (k) thereto. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

7.3	RSU Accounts.

A separate notional account will be maintained for each Participant with respect to Restricted Share Units granted to such Participant (an “RSU Account”) in accordance with Section 14.4. Restricted Share Units awarded to the Participant from time to time pursuant to Section 7.1 will be credited to the Participant’s RSU Account and will vest in accordance with Section 7.4. On the vesting of the Restricted Share Units pursuant to Section 7.4 and the corresponding payment of cash and/or issuance of Shares to the Participant pursuant to Section 7.5, or on the forfeiture or termination of the Restricted Share Units pursuant to the terms of the Award, the Restricted Share Units credited to the Participant’s RSU Account will be cancelled.

7.4	Vesting.

Subject to Section 11, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or RSU Award Agreement, each Restricted Share Unit will vest in three approximately equal instalments on the first three anniversaries of the Grant Date provided that all applicable restrictions will have lapsed (which will be the “RSU Vesting Date”) and will be settled in accordance with Section 7.5.

7.5	Settlement.

(a)

The Restricted Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form to the RSU Award Agreement, acknowledged by the Corporation. In the event the Corporation does not receive a notice of settlement date on or before December 31st of the calendar year containing the applicable RSU Vesting Date, the settlement date will be December 31st of the calendar year containing the applicable RSU Vesting Date. On settlement, the Corporation will, for each vested Restricted Share Unit being settled, deliver to the Participant a cash payment equal to the Market Price of one Share as of the RSU Vesting Date (or Shares or a combination of cash and Shares in the sole discretion of the Board). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Restricted Share Units. The delivery of certificates representing the Shares to be issued in settlement of Restricted Share Units will be contingent upon the fulfillment of any requirements contained in the RSU Award Agreement or applicable provisions of laws.

(b)

For greater certainty, for Canadian Employee Taxpayers, in no event will such settlement be later than December 31st of the calendar year containing the applicable RSU Vesting Date nor will such settlement occur after the date specified in Section 7.2(c).

2019 Management Information Circular    B-19

Appendix “B”

7.6	Termination of Restricted Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or RSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Restricted Share Units will be treated in the manner set forth below:

(a)	If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 as of the date of death or Disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or Disability will vest and be settled in accordance with Section 7.5 as of the date of death or Disability, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 11.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 7.5 as of the date the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(b)	If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 11.
Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.
Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 as of the date the Participant ceases to

B-20    First Majestic Silver Corp.

Appendix “B”

Reason for Termination	Treatment of Restricted Share Units

be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 7.5 as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled in accordance with Section 7.5 as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(c)	If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units
Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 7.5 as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 11.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

7.7	Conflict.

Notwithstanding the foregoing table set out in Section 7.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 7.6(a) will take precedence over Sections 7.6(b) and 7.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 7.6(b) will take precedence.

2019 Management Information Circular    B-21

Appendix “B”

8.	DEFERRED SHARE UNITS

8.1	Grant.

(a)

Discretionary Deferred Share Units. Deferred Share Units may be granted to Eligible Persons at such time or times as will be determined by the Board by resolution, pursuant to recommendations of the Board from time to time. The Grant Date of a Deferred Share Unit for purposes of the Plan will be the date on which the Deferred Share Unit is awarded by the Board, or such later date determined by the Board, subject to applicable securities laws and regulatory requirements.

(b)

Mandatory or Elective Deferred Share Units. In addition to the foregoing, on fixed dates established by the Board and subject to such terms and conditions and other procedures as the Board will determine, pursuant to recommendations of the Board, the Board may require a Participant to, or may permit a Participant to irrevocably elect to, receive Deferred Share Units in satisfaction of all or a portion of the following amounts payable by the Corporation or any subsidiary of the Corporation:

(i)

Director’s Retainer—in the case of a member of the Board who is not also an officer or employee of the Corporation, an amount equal to all or a portion of his or her annual directors’ retainer payable on account of his or her services as a member of the Board (which amount will not include committee chairperson retainers, committee members retainers, Board or committee meeting fees, or special remuneration for ad hoc services rendered to the Board); or

(ii)

Officers’ and Employees’ Annual Incentive—in the case of an officer or employee of the Corporation or any subsidiary of the Corporation (as applicable), an amount equal to all or a portion of his or her annual incentive bonus for a calendar year,

(the “Deferred Annual Amount”). In such cases, the Participant will receive an Award of Deferred Share Units equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Market Price of one Share on the date of payment of such Deferred Annual Amount.

8.2	Terms and Conditions of Deferred Share Units.

Deferred Share Units will be evidenced by a DSU Award Agreement, which will specify such terms and conditions, not inconsistent with the Plan, as the Board will determine, including:

(a)	the number of Deferred Share Units to be awarded to the Participant;

(b)	for Deferred Share Units awarded under Section 8.1(a):

(i)	the period of time between the Grant Date and the date on which the Deferred Share Unit is fully vested, subject to Sections 8.2(c) and 8.5(b) for Canadian Employee Taxpayers;

(ii)

any performance criteria, which may include criteria based on the Participant’s personal performance and/or the financial performance of the Corporation and/or its subsidiaries, that may be used to determine the vesting of the Deferred Share Units (if applicable); and

(iii)	such other terms and conditions, not inconsistent with the Plan, as the Board will determine, including customary representations, warranties and covenants with respect to securities law matters; and

(c)

in the case of Deferred Share Units awarded to a Canadian Employee Taxpayer, such terms and conditions as may be necessary for such Award to be exempt from the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act by virtue of paragraph (l) thereto and paragraph 6801(d) of the Regulations to the Tax Act.

For greater certainty, each DSU Award Agreement may contain terms and conditions in addition to, but not in conflict with, those set forth in the Plan. For greater certainty, no Shares will be issued on the Grant Date and the Corporation will not be required to set aside a fund for the payment of any such Awards.

B-22    First Majestic Silver Corp.

Appendix “B”

8.3	DSU Accounts.

A separate notional account will be maintained for each Participant with respect to Deferred Share Units granted to such Participant (a “DSU Account”) in accordance with Section 14.4. Deferred Share Units awarded to the Participant from time to time pursuant to Section 8.1 will be credited to the Participant’s DSU Account and will vest in accordance with Section 8.4. On the settlement of the Deferred Share Units pursuant to Section 8.5 and the corresponding payment of cash and/or issuance of Shares to the Participant, or on the forfeiture and termination of the Deferred Share Units pursuant to the terms of the Award, the Deferred Share Units credited to the Participant’s DSU Account will be cancelled.

8.4	Vesting.

Subject to Section 11, unless otherwise determined by the Board in accordance with the provisions hereof, or unless otherwise specified in the Participant’s Service Agreement or DSU Award Agreement:

(a)	each Deferred Share Unit awarded under Section 8.1(a) will vest in accordance with the DSU Award Agreement; and

(b)	each Deferred Share Unit awarded under Section 8.1(b) will immediately vest at the time it is credited to the Participant’s DSU Account.

8.5	Settlement.

(a)

The Deferred Share Units may be settled by delivery by the Participant to the Corporation of a notice of settlement date, substantially in the form to the DSU Award Agreement, provided for greater certainty, no Deferred Share Units may be settled before the DSU Separation Date, acknowledged by the Corporation. In the event the Corporation does not receive a notice of settlement date prior to the DSU Separation Date, the settlement date will be the DSU Separation Date. On settlement, the Corporation will, for each such vested Deferred Share Unit, deliver to the Participant a cash payment equal to the Market Price of one Share as of the DSU Separation Date (or a Share or any combination of cash and Shares in the sole discretion of the Board). No certificates for Shares issued in settlement will be issued to the Participant until the Participant and the Corporation have each completed all steps required by law to be taken in connection with the issuance of the Shares, including receipt from the Participant of payment or provision for all withholding taxes due as a result of the settlement of the Deferred Share Units. The delivery of certificates representing the Shares to be issued in settlement of Deferred Share Units will be contingent upon the fulfillment of any requirements contained in the DSU Award Agreement or applicable provisions of laws.

(b)

Notwithstanding the foregoing, all settlements of Deferred Share Units granted to a Participant who is a Canadian Employee Taxpayer will take place (i) after the Participant’s DSU Separation Date; and (ii) by December 15th of the first calendar year that commences after such time.

2019 Management Information Circular    B-23

Appendix “B”

8.6	Termination of Deferred Share Unit Due to Termination of Employment, Service or Engagement.

Unless otherwise determined by the Board, or unless otherwise provided in the Participant’s Service Agreement or DSU Award Agreement, if a Participant’s employment, service or engagement terminates in any of the following circumstances, Deferred Share Units will be treated in the manner set forth below:

(a)	If the Participant is a Director:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will vest and be settled in accordance with Section 8.5 as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death or Disability. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 11.
Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to Hold Office for Director Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.
Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled in accordance with Section 8.5 as of the date the Participant ceases to be a Director. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(b)	If the Participant is an Employee:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 11.
Ceasing to be Employed for Employee Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

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Appendix “B”

Mandatory Retirement

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be Employed other than as set out above

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled in accordance with Section 8.5 as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(c)	If the Participant is a Consultant:

Reason for Termination	Treatment of Deferred Share Units
Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled in accordance with Section 8.5 as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 11.
Ceasing to be a Consultant due to completion/termination of contract	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.
Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units.

8.7	Conflict.

Notwithstanding the foregoing table set out in Section 8.6, in the event the Participant is both a Director and an Employee or both a Director and a Consultant and ceases to be both at the same time, other than by death or Disability, then Section 8.6(a) will take precedence over Sections 8.6(b) and 8.6(c) unless the Participant ceases to be an Employee in an Employee Cause Event, in which case Section 8.6(b) will take precedence.

2019 Management Information Circular    B-25

Appendix “B”

9.	NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF AWARDS

An Award granted pursuant to this Plan is personal to the Participant and may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a Participant’s Personal Representatives.

10.	ADJUSTMENTS

10.1	Adjustments

Subject to Section 12.4, the number and kind of Shares to which an Award pertains and, with respect to Options, the Option Price, will be adjusted, subject to prior approval of the relevant stock exchanges, if applicable, in the event of a reorganization, recapitalization, stock split or subdivision, reduction, combination or consolidation, stock dividend, combination of shares, merger, reclassification, amalgamation, distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares, rights offering or any other change in the corporate structure or shares of the Corporation, in such manner, if any, and at such time, as the Board, in its sole discretion, may determine to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Awards as compared to holders of Shares. Failure of the Board to provide for an adjustment will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances. If an adjustment results in a fractional share, the fraction will be disregarded.

10.2	Cumulative Adjustments

The adjustments provided for in this Section 10 will be cumulative.

10.3	Deemed Amendment

On the happening of each and every of the foregoing events, the applicable provisions of the Plan will be deemed to be amended accordingly and the Board will take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Award (and the Plan) and, with respect to Options, the Option Price.

11.	CHANGE IN CONTROL—TREATMENT OF AWARDS

11.1	Acceleration of Vesting

In the event of a proposed Change in Control (as determined by the Board), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of a Participant’s unvested Awards to a date determined by the Board, to permit each Participant, within a specified period of time to exercise all of the Participant’s outstanding Options and to settle all of the Participant’s outstanding Performance Share Units and Restricted Share Units (to the extent then vested and exercisable, including by reason of acceleration by the Board pursuant this Plan or in accordance with the Award Agreement). For greater certainty, upon a Change in Control, holders of Awards will not be treated any more favourably than holders of Shares with respect to the consideration holders of Awards would be entitled to receive for their Shares.

11.2	Proposed Transaction – Termination of Options

Notwithstanding any other provision of the Plan and subject to the earlier expiry of the Options in accordance with their terms, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed Corporate Transaction (collectively, the “Proposed Transaction”), the Corporation may give written notice to all holders of Options advising them that, within 30 days after the date of the notice and not thereafter, each holder of an Option must advise the Board whether the holders of the Option desires to exercise its Options prior to the closing of the Proposed Transaction, and that upon the

B-26    First Majestic Silver Corp.

Appendix “B”

failure of a holder of an Option to provide such notice within the 30-day period, all rights of the holder of an Option will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within such 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of such 180-day period, or if earlier, the date the Proposed Transaction is terminated without completion. If a holder of an Option gives notice that the holder of an Option desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the holder of an Option elected by notice to exercise will be exercised immediately prior to the effective time of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

11.3	Further Assurances on Change in Control.

The Participant will execute such documents and instruments and take such other actions, including exercise or settlement of Awards vesting pursuant to this Section 11 or the Award Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Awards vesting pursuant to this Section 11 or the Award Agreement will be subject to the completion of the Change in Control event.

11.4	Awards Need Not be Treated Identically.

In taking any of the actions contemplated by this Section 11, the Board will not be obligated to treat all Awards held by any Participant, or all Awards in general, identically.

12.	AMENDMENT, SUSPENSION OR TERMINATION OF PLAN AND AWARDS

12.1	Discretion to Amend the Plan and Awards.

Subject to Section 12.2, the Board may amend the Plan or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any amendment under this Section will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the Plan or Awards without obtaining the approval of the shareholders of the Corporation including, but not limited to amendments which are intended to:

(a)	alter, extend or accelerate the terms and conditions of vesting of any Awards;

(b)	change the termination provisions of the Plan or any Award which does not entail an extension beyond the original expiry date;

(c)	amend or modify the mechanics of exercise or settlement of Awards ;

(d)

effect amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment necessary to comply with the provisions of applicable laws in Canada or in any other jurisdiction in which an Participant or proposed Participant may from time to time be resident or a citizen (including, without limitation, the rules, regulations and policies of the TSX);

(e)	effect amendments respecting the administration of the Plan;

(f)	effect amendments necessary to suspend or terminate the Plan;

(g)

amend the change of control provisions of Section 11. For greater certainty, any change made to such section will not allow Participants to be treated any more favourably than other holders of Shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control;

(h)

make any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Corporation.

2019 Management Information Circular    B-27

Appendix “B”

12.2	Amendments Requiring Shareholder Approval.

Notwithstanding Section 12.1, no amendments to the Plan or Awards to:

(a)	any increase in the number of Shares issuable under the Plan, or the percentage limit set out in Section 4.1, except such increases by operation of Section 4.1 or Section 10;

(b)	with respect to Options, reduce the Option Price, or cancel and reissue any Options;

(c)

extend (i) the term of an Option beyond its original expiry date, or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, other than in accordance with Section 15.4;

(d)	revise Section 9 to permit Awards granted under the Plan to be transferable or assignable other than for estate settlement purposes;

(e)	revise the insider participation limits set out in Section 4.3 or the non-executive director limit set out in Section 4.4;

(f)	revise the amending provisions set forth in Section 12.1 or 12.2; or

(g)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the rules, regulations and policies of the TSX)

will be made without obtaining approval of the shareholders of the Corporation in accordance with the requirements of the TSX (or disinterested shareholder approval, if required by the policies of the TSX).

12.3	Amendment, Suspension or Discontinuance.

(a)

No amendment, suspension or discontinuance of the Plan or of any Award may contravene the requirements of the TSX or any securities commission or other regulatory body to which the Plan or the Corporation is now or may hereafter be subject to.

(b)

The Board may terminate the Plan at any time provided that such termination will not alter the terms or conditions of any Award or impair any right of any Participant pursuant to any Award awarded prior to the date of such termination and notwithstanding such termination the Corporation, such Awards, Eligible Persons and Shares will continue to be governed by the provisions of the Plan.

(c)	Termination of the Plan will not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

12.4	Tax Provisions.

Notwithstanding any provision of the Plan:

(a)

No amendment to the Plan or adjustment to Options shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Options granted to a Canadian Employee Taxpayer to cease to be governed by section 7 of the Tax Act;

(b)

no amendment to the Plan or adjustment to Performance Share Units or Restricted Share Units shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Performance Share Units or Restricted Share Units, as the case may be, granted to a Canadian Employee Taxpayer to cease to be governed by paragraph (l) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act; and

(c)

no amendment to the Plan or adjustment to Deferred Share Units shall be permitted without the consent of the affected Participant if such amendment or adjustment, as the case may be, would cause Deferred Share Units granted to a Canadian Employee Taxpayer to cease to meet the conditions of paragraph 6801(d) of the Regulations to the Tax Act.

B-28    First Majestic Silver Corp.

Appendix “B”

13.	DIVIDEND EQUIVALENTS

The Board may determine whether and to what extent Dividend Equivalents will be credited to a Participant’s PSU Account, RSU Account and DSU Account with respect to Awards of Performance Share Units, Restricted Share Units or Deferred Share Units. Dividend Equivalents to be credited to a Participant’s PSU Account, RSU Account or DSU Account will be credited with additional Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date that would have been paid if the Performance Share Units, Restricted Share Units or Deferred Share Units, as applicable, credited to the Participant were Shares,by (ii) the Market Price of one Share on such record date, and such additional Performance Share Units, Restricted Share Unit or Deferred Share Unit, as applicable, will be subject to the same terms and conditions as are applicable in respect of the Performance Share Unit, Restricted Share Unit or Deferred Share Unit, as applicable, with respect to which such dividend equivalent is granted. The crediting of any additional Performance Share Unit, Restricted Share Unit or Deferred Share Unit as a dividend equivalent to any Canadian Employee Taxpayer will be credited as a bonus for services rendered by such Participant in the year of grant.

No Dividend Equivalent will be credited to or paid on Awards of Performance Share Units, Restricted Share Units or Deferred Share Units that have expired or that have been forfeited or terminated.

14.	MISCELLANEOUS

14.1	Approvals Required for Plan

Prior to the implementation by the Corporation of the Plan, the Plan is subject to approvals by the shareholders of the Corporation at a general meeting and the TSX.

14.2	No Rights as a Shareholder.

Nothing contained in the Plan nor in any Award granted hereunder will be deemed to give any Person any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever with respect to Shares issuable pursuant to an Award until such Person becomes the holder of record of Shares.

14.3	Employment.

Nothing contained in the Plan will confer upon any Participant any right with respect to employment or continued employment or the right to continue to serve as a Director or a Consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment or service at any time. Participation in the Plan by an Eligible Person is voluntary.

14.4	Record Keeping.

The Corporation will maintain appropriate registers in which will be recorded all pertinent information with respect to the granting, amendment, exercise, vesting, expiry, forfeiture and termination of Awards. Such registers will include, as appropriate:

(a)	the name and address of each Participant;

(b)	the number of Awards credited to each Participant’s account;

(c)	any and all adjustments made to Awards recorded in each Participant’s account; and

(d)	such other information which the Corporation considers appropriate to record in such registers.

14.5	Income Taxes.

The Corporation or any subsidiary may withhold from any amount payable to an Eligible Person, either under this Plan or otherwise, such amount as may be necessary to enable the Corporation or subsidiary to

2019 Management Information Circular    B-29

Appendix “B”

comply with the applicable requirements of any federal, provincial, state, local or foreign law, or any administrative policy of any applicable domestic or foreign tax authority, relating to the withholding of tax or any other required deductions with respect to participation in the Plan, the issuance of any Shares pursuant to the Plan or the settlement in cash and/or Shares of any Awards under the Plan (“Withholding Obligations”).

The Corporation or subsidiary may require a Participant, as a condition to exercise of an Option (including, on a cashless basis pursuant to Section 5.4(b)) or the settlement of an Award, to remit in advance, a cheque or bank draft payable to the Corporation or subsidiary in the amount of all applicable Withholding Obligations with respect to such exercise or settlement. The Corporation or subsidiary undertakes to remit any such amount to the applicable taxation or regulatory authority on account of such Withholding Obligations.

14.6	No Representation or Warranty.

The Corporation makes no representation or warranty as to the future market value of any Shares issued pursuant to the Plan.

14.7	Condition of Issue.

The Awards and the issue of Shares by the Corporation pursuant to the exercise or settlement of an Award is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the granting of such Awards and the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. Any Awards granted hereunder and any Shares issued on exercise or settlement of Awards granted hereunder will be subject to such policies as the Board may adopt from time to time. The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. The Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation any information, reports and/or undertakings required to comply with and to fully cooperate with the Corporation in complying with such laws, rules and regulations. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws

14.8	Agreement.

The Corporation and every person to whom an Award is granted hereunder will be bound by and subject to the terms and conditions of the Plan. By accepting an Award granted hereunder, the Participant expressly agrees with the Corporation to be bound by the terms and conditions of the Plan.

14.9	Non-Exclusivity.

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

15.	TERM OF AWARD, EXPIRY, FORFEITURE AND TERMINATION OF AWARDS / BLACKOUT PERIODS

15.1	Term of Award.

Subject to Section 15.3, in no circumstances will the term of an Option exceed ten years from the Grant Date.

15.2	Expiry, Forfeiture and Termination of Awards.

If for any reason an Award expires without having been exercised or is forfeited or terminated, and subject to any extension thereof in accordance with the Plan, such Award will forthwith expire and be forfeited and will terminate and be of no further force or effect.

B-30    First Majestic Silver Corp.

Appendix “B”

15.3	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If a holder of an Award retires, resigns or is terminated from employment or engagement with the Corporation or any related entity, the loss or limitation, if any, pursuant to this Plan or the Award Agreement with respect to the right to receive or purchase Shares which were not vested at the time or which, if vested, were cancelled, will not give rise to any right to damages and will not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such holder of an Award.

15.4	Blackout Periods.

Notwithstanding any other provision of the Plan, if the expiry date or vesting date of an Award is (i) during a Blackout Period, or (ii) within ten trading days following the end of a Blackout Period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of such Blackout Period. In the case of a Performance Share Unit, Restricted Share Unit or Deferred Share Unit awarded to a Canadian Employee Taxpayer any settlement that is effected during such Blackout Period in order to comply with Sections 6.2(b), 7.2(b) and 8.5(b) will (subject to the requirements of applicable law) be settled in cash, notwithstanding any other provision hereof.

16.	PRIOR PLANS

All options granted by the Corporation prior to the Effective Date will continue to be governed by the terms of the plans under which such options were granted (the “Prior Grants”). For greater certainty, all Shares issuable pursuant to the terms of the Prior Grants will be included when calculating the aggregate number of Shares that may be issuable pursuant to Section 4.1.

17.	GOVERNING LAW

The Plan will be construed in accordance with and be governed by the laws of British Columbia and will be deemed to have been made therein.

18.	REGULATORY APPROVAL

The Plan will be subject to the approval of any relevant regulatory authority whose approval is required. Any Awards granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Awards may be exercised or will vest unless such approval and acceptance is given.

19.	EFFECTIVE DATE OF THE PLAN

The Plan is dated with effect as of the Effective Date.

2019 Management Information Circular    B-31

APPENDIX “C”

ADVANCE NOTICE POLICY

(Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on April 11, 2013 and ratified by the Company’s shareholders at the Company’s Annual General Meeting of shareholders held on May 23, 2013, as amended on March 14, 2017 and as further amended on May 7, 2018)

INTRODUCTION

The Company is committed to: (a) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (b) ensuring that all shareholders receive adequate notice of nominations for election as directors and sufficient information with respect to all nominees; and (c) allowing shareholders to make an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating individuals for election as directors. This Policy fixes a deadline by which holders of record of common shares of the Company must submit nominations for election as directors to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company in order for any nominee to be eligible for election as a director at any annual or special meeting of shareholders.

It is the position of the board of directors (the “Board”) of the Company that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to review by the Board from time to time, and may be amended by majority vote of the Board for purposes of, among other things, complying with the requirements of applicable securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, may be made:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”), or a requisition of the shareholders made in accordance with section 167 of the Act; or

(c)

by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date on which the Nominating Shareholder gives the notice provided for below in this Policy and at the close of business on

2019 Management Information Circular    C-1

Appendix “C”

the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) who otherwise complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must deliver notice (“Notice”) thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, the Notice must be delivered to the Secretary at the principal executive offices of the Company:

(a)

in the case of an annual meeting of shareholders, not less than 35 prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, the Notice may be delivered not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In the event of an adjournment or postponement of a meeting of shareholders or the announcement thereof, any reference to the date of annual general meeting of shareholders or a special meeting in this paragraph 3 shall be deemed to refer to the date of the adjourned or postponed meeting.

4.	To be in proper written form, a Notice must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the citizenship of such person; (D) the class or series and number of shares of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any proposed nominee to furnish such other information as may be required by law or regulation applicable to the Company (including, without limitation any requirements of applicable securities regulatory agencies or stock exchanges) in order for the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in this Policy and, if any proposed nomination is not in compliance with this Policy, to declare that such defective nomination shall be disregarded.

C-2    First Majestic Silver Corp.

Appendix “C”

6.	For purposes of this Policy:

(a)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com and under its profile under the Electronic Data Gathering and Retrieval system at www.sec.gov;

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada and all applicable securities laws in the United States; and

(c)	“business day” means a day other than a Saturday, Sunday or statutory holiday in British Columbia.

7.

Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, by email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 11, 2013, as amended on March 14, 2017 and further amended on May 7, 2018 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

2019 Management Information Circular    C-3

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